Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

04030946

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

18 June 2004

SUPPL

SEC MAIL RECEIVED PROCESSING
JUN 21 2004
WASH. D.C. 158 SECTION

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Commission *(Comisión Nacional del Mercado de Valores)*:

- First quarter results for fiscal year 2004 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first quarter results.
- Press release related to first quarter results for fiscal year 2004 filed with the CNMV.
- Presentation regarding the consolidated results for first quarter of fiscal year 2004 filed with the CNMV.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the resignation of ROSP CORUNNA, S.L., through its representative Ms. Rosalía Mera, as a Board member, being her decision motivated by her desire to focus on the projects developed by the Foundation Paideia Galicia and on other business projects.
- Press release related to the resignation of ROSP CORUNNA, S.L. as a Board member.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the amendment to the Board Regulations and the new composition of the Audit and Control Committee and of the Nomination and Remuneration Committee.
- Press release related to resolutions passed by the Board of Directors.
- Annual Report on Corporate Governance in CNMV *(Comisión Nacional del Mercado de Valores)* required format.

dlw 6/23

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,

Jaime Carro Merchán
General Counsel's Office

Enclosures

FILE Nº 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA PRIMER TRIMESTRE 2004"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the first quarter results for fiscal year 2004.

FILE N° 82-5185

Referencia de Seguridad

GENERAL

VERSION 3.2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE 1 **AÑO** 2005

Denominación Social :
INDUSTRIA DE DISEÑO TEXTIL, S. A. (INDITEX)

Domicilio Social :	**N.I.F.**
Avenida de la Diputación, Edificio Inditex. Arteixo, La Coruña. España.	**A-15075062**

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad: Borja de la Cierva y Álvarez de Sotomayor -Director Financiero.	Firma: 

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de Euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	478248	468508	1203166	979421
RESULTADO ANTES DE IMPUESTOS	1040	54346	151066	145235	120549
RESULTADO DESPUÉS DE IMPUESTOS	1044	40704	139799	102391	84385
Resultado atribuido a socios externos	2050			-3857	-2319
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			98534	82066
CAPITAL SUSCRITO	0500	93500	93500		
NÚMERO MEDIO DE PERSONAS EMPLEADAS	3000	656	629	40980	33955

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anejo sobre evolución de los negocios.

C) BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información trimestral correspondiente al primer trimestre de 2004 se han aplicado los mismos principios contables y normas de valoración que en el primer trimestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual corresponde al período comprendido entre el 1 de febrero de 2004 y el 31 de enero de 2005, que señalamos como "Ejercicio 2004" en todas nuestras informaciones.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de Euros)
1. Acciones Ordinarias	3100			
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos õ cancelaciones de empréstitos	3240		X
6. Cambios de los administradores o del consejo de administración	3250		X
7. Modificaciones de los estatutos sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la sociedad o del grupo	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc)	3330		X
14. Otros hechos significativos	3340		X

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS (GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. DEFINICIONES:

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

FILE N° 82-5185

INDITEX

INDITEX, S.A.
INTERIM THREE MONTHS 2004
CONSOLIDATED RESULTS

1 February to 30 April 2004

- **Net sales reach €1,203 million, 23% higher than 1Q03. Sales in constant currency grow by 24%.**

- **Gross margin rises to €626 million, 25% higher.**

- **Operating cash flow (EBITDA) stands at €224 million, 25% higher.**

- **Operating income (EBIT) comes to €155 million, 25% higher.**

- **Net income reaches €99 million (15.8 € cents per share), 20% higher.**

- **Net opening of 61 stores in the first quarter of 2004 (vs. 76 in 1Q03). The Group foresees the opening of between 315 and 365 new stores in fiscal year 2004 (364 in FY2003).**

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the INDITEX Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the INDITEX Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex
2004 first quarter profit & loss statement
Millions of euros

	1Q 2004 (*)	1Q 2003 (*)	Var % 04/03	FY 2003
Net sales	1,203.2	979.4	23%	4,598.9
Cost of sales	(577.5)	(480.1)		(2,293.0)
Gross profit	**625.6**	**499.3**	**25%**	**2,306.0**
Gross margin	*52.0%*	*51.0%*		*50.1%*
Operating expenses	(401.7)	(319.9)	26%	(1432.5)
Operating cash flow (EBITDA)	**223.9**	**179.4**	**25%**	**873.5**
EBITDA margin	*18.6%*	*18.3%*		*19.0%*
Fixed assets depreciation	(60.8)	(48.5)		(221.2)
Goodwill amortisation	(2.3)	(2.3)		(9.4)
Provisions	(5.4)	(4.3)		(15.9)
Operating income (EBIT)	**155.3**	**124.3**	**25%**	**627.0**
EBIT margin	*12.9%*	*12.7%*		*13.6%*
Net financial results	(8.6)	1.2		(7.9)
Ordinary income	**146.8**	**125.5**	**17%**	**619.1**
Ordinary margin	*12.2%*	*12.8%*		*13.5%*
Extraordinary income (loss)	(1.5)	(5.0)		(5.7)
Income before taxes	**145.2**	**120.5**	**20%**	**613.4**
EBT margin	*12.1%*	*12.3%*		*13.3%*
Taxes	(42.8)	(36.2)		(164.8)
Net income before minorities	**102.4**	**84.4**	**21%**	**448.6**
	8.5%	*8.6%*		*9.8%*
Minorities	(3.9)	(2.3)		(2.2)
Net income	**98.5**	**82.1**	**20%**	**446.5**
Net income margin	*8.2%*	*8.4%*		*9.7%*
Earnings per share, cents of euro (**)	**15.8**	**13.2**	**20%**	**71.6**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 30 April 2004

Millions of euros

	30 April 2004 (*)	30 April 2004 (*)	31 January 2004
ASSETS			
Net fixed assets (**)	2,226.5	1,858.6	2,118.3
Goodwill	50.9	60.3	53.3
Deferred charges	20.4	13.5	17.9
Total fixed assets	**2,297.9**	**1,932.3**	**2,189.4**
Inventories	444.1	441.6	486.4
Receivables	243.5	235.3	328.9
Cash & cash equivalents	395.2	412.7	496.4
Accruals	9.7	9.8	9.3
Total current assets	**1,092.4**	**1,099.4**	**1,320.9**
TOTAL ASSETS	**3,390.3**	**3,031.8**	**3,510.4**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**2,197.6**	**1,850.3**	**2,105.9**
Minority interest, deferred revenues & provisions	104.8	80.4	80.0
Long term financial debt	173.8	143.0	156.6
Other long term payables	74.9	39.5	75.2
Long term liabilities	**353.5**	**262.9**	**311.7**
Short term financial debt	94.6	129.3	81.5
Trade and other non-trade payable	744.6	789.3	1,011.2
Current liabilities	**839.2**	**918.6**	**1,092.7**
TOTAL LIABILITIES	**3,390.3**	**3,031.8**	**3,510.4**

(*) Unaudited data

(**) Includes own shares for € 0.45 million.

3. Comments:

3.1 P&L account

- Net sales

Net sales reached €1,203 million, a 23% increase over 1Q03, due both to the increase in selling area and to like-for-like sales.

Sales growth in constant currency has been 24%. The lower growth in accounting terms is mainly due to the depreciation of Latin American currencies due to USD weakness vs. Euro.

The breakdown of openings and existing stores at the end of the period is the following:

Concept	Net openings		Current stores	
	1Q 2004	1Q 2003	30 Apr 2004	30 Apr 2003
ZARA	15	19	641	550
KIDDY'S CLASS	7	11	110	70
PULL & BEAR	5	18	355	314
MASSIMO DUTTI	7	9	304	259
BERSHKA	7	15	260	212
STRADIVARIUS	8	8	199	161
OYSHO	4	(4)	80	68
ZARA HOME	8	0	34	0
Total	**61**	**76**	**1,983**	**1,634**

- Gross Margin

Gross margin in 1Q04 has reached €626 million, 52.0% on sales (vs. 51.0% in 1Q03). The 102 b.p. recovery in gross margin is due to a lower currency impact and higher mark-ups.

Under current circumstances, Inditex maintains its target to recover progressively the FY2002 gross margin levels.

- Operating income (EBIT)

EBIT in 1Q04 reached €155 million, 25% higher than in 1Q03. Operating expenses have grown in accordance with Group's budget, and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open), but also some additional costs involved after the opening of the second distribution centre for Zara, that will be annualised in the second half of the year.

The impact of March 11 events on Spanish sales over the course of March has meant that these items have not been fully offset from an operating leverage standpoint.

The €5.4 million ordinary provisions charged in 1Q04 correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

- Net income

Ordinary income has increased by 17%, to reach €147 million.

The breakdown of financial results is shown below:

Millions of euros	1 Q 2004	1 Q 2003
Net financial expenses	(0.8)	0.2
Foreign exchange losses		
Venezuela	(5.9)	0.3
Other	(1.8)	0.7
Total	**(8.6)**	**1.2**

In February 2004, the Venezuelan Government devaluated by 17% the Bolivar. This devaluation impacted inter-company operations in €3.1 million.

Venezuelan subsidiaries trade accounts with Inditex have started to be settled through the acquisition in USD denominated bonds issued by the Venezuelan Government with a cost of €2.8 million.

The tax rate for 1Q04 is the best estimate for FY2004 according with current information.

The increase in Minorities is due to the consolidation of the subsidiary in Japan through the global integration method.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as in FYE2003.

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	30 April 2004	30 April 2003	31 January 2004
Cash & cash equivalents	395.2	412.7	502.9
Long term financial debt	(173.8)	(143.0)	(156.6)
Short term financial debt	(94.6)	(129.3)	(81.5)
Deferred financial expenses	3.5	2.7	3.5
NET FINANCIAL CASH (DEBT)	**130.3**	**143.1**	**268.3**

The table below shows the breakdown of working capital at 1Q04:

WORKING CAPITAL (Millions of euros)			
Description	30 April 2004	30 April 2003	31 January 2004
Inventories	444.1	441.6	486.4
Receivables	243.5	235.3	328.9
Accruals	9.7	9.8	9.3
Trade and other non-trade payable	(744.6)	(789.3)	(1,011.2)
Operating working capital	**(47.4)**	**(102.6)**	**(186.6)**
Cash & cash equivalents	395.2	412.7	496.4
Short term financial debt	(94.6)	(129.3)	(81.5)
Financial working capital	**300.6**	**283.4**	**414.9**
Total working capital	**253.2**	**180.8**	**228.2**

Inventory levels at the closing of 1Q04 are according to the expected sales and gross margin generation for the second quarter.

4. Other information

During the six weeks since the begining of the 2Q04 sales growth has remained in line with Group's expectations.

At the present date, the Group estimates the net opening of between 315 and 365 stores in FY2004, including those opened during the first quarter. A detailed list of the openings is shown below:

Concept	FY 2004 Openings forecast			Total 2003
	Range		% Interna-tional	
ZARA	105	115	80%	95
KIDDY'S CLASS	25	30	10%	44
PULL & BEAR	20	30	25%	54
MASSIMO DUTTI	35	40	50%	47
BERSHKA	50	55	50%	56
STRADIVARIUS	30	35	10%	38
OYSHO	20	25	25%	4
ZARA HOME	30	35	5%	26
Total openings	**315**	**365**		**364**

Expected **CAPEX for FY2004** is between €650 million and €700 million.

The Annual General Meeting will be held on 16 July at INDITEX headquarters.

The Interim Half Year 2004 results (1 February – 31 July) will be published on 22 September 2004

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
ir@inditex.com

INDITEX

OTRAS COMUNICACIONES

La cifra de negocio ascendió a 1.203 millones de euros, un 23 % más que en el mismo periodo de 2003

El beneficio neto de Inditex creció un 20% en el primer trimestre del ejercicio 2004

Inditex abrió 61 nuevas tiendas en el primer trimestre y prevé entre 315 y 365 aperturas en el conjunto del ejercicio 2004

10 de junio de 2004.- La cifra de negocio del grupo Inditex se elevó en el primer trimestre del ejercicio 2004 (entre el 1 de febrero y el 30 de abril) a 1.203,2 millones de euros. Esta cifra es un 23% superior a la del mismo periodo del año anterior, como consecuencia tanto del incremento de la superficie de venta del grupo como del crecimiento de las ventas en tiendas comparables. El aumento de las ventas a tipos de cambio constantes se hubiera situado en el 24%.

El beneficio neto del trimestre asciende a 98,5 millones de euros, un 20% más que en el primer trimestre de 2003. El resultado operativo (EBIT) y el *cash flow* de explotación (EBITDA) se incrementaron en un 25%. El margen bruto sobre ventas del primer trimestre de 2004 se situó en el 52%, con una mejora de 102 puntos básicos. Inditex mantiene el objetivo de mejora del margen bruto, recuperando progresivamente los niveles del ejercicio 2002.

El volumen de existencias al cierre de este periodo es adecuado a las expectativas de venta en el segundo trimestre. Durante las seis semanas transcurridas desde el final del primer trimestre el incremento de las ventas se mantiene en línea con las expectativas.

En el primer trimestre de 2004 se han abierto 61 nuevas tiendas y la previsión para el conjunto del ejercicio se sitúa entre 315 y 365 aperturas, con una inversión prevista entre 650 y 700 millones de euros. En la actualidad, el grupo Inditex cuenta con más de 2.000 tiendas en 50 países.

Formato	Aperturas Netas		Tiendas existentes	
	1T 2004	1T 2003	30 Abr 2004	30 Abr 2003
ZARA	15	19	641	550
KIDDY´S CLASS	7	11	110	70
PULL & BEAR	5	18	355	314
MASSIMO DUTTI	7	9	304	259
BERSHKA	7	15	260	212
STRADIVARIUS	8	8	199	161
OYSHO	4	(4)	80	68
ZARA HOME	8	0	34	0
Total	**61**	**76**	**1.983**	**1.634**

Formato	Aperturas previstas en 2004		Total 2003
	Rango	% Interna-cional	
ZARA	**105 - 115**	**80%**	95
KIDDY'S CLASS	**25 - 30**	**10%**	44
PULL & BEAR	**20 - 30**	**25%**	54
MASSIMO DUTTI	**35 - 40**	**50%**	47
BERSHKA	**50 - 55**	**50%**	56
STRADIVARIUS	**30 - 35**	**10%**	38
OYSHO	**20 - 25**	**25%**	4
ZARA HOME	**30 - 35**	**5%**	26
Total	**315 - 365**		**364**

Grupo Inditex

Cuenta de resultados del primer trimestre de 2004

Datos en millones de euros

	1T 2004 (*)	1T 2003 (*)	Var % 04/03	Año 2003
Cifra de negocios	1.203,2	979,4	23%	4.598,9
Coste de ventas	(577,5)	(480,1)		(2.293,0)
Margen bruto	**625,6**	**499,3**	**25%**	**2.306,0**
Margen Bruto porcentual	*52,00%*	*50,98%*		*50,1%*
Gastos operativos	(401,7)	(319,9)	26%	(1.432,5)
Cash flow de explotación (EBITDA)	**223,9**	**179,4**	**25%**	**873,5**
Margen EBITDA	*18,6%*	*18,3%*		*19,0%*
Amortizaciones	(60,8)	(48,5)	25%	(221,2)
Amortización fondo de comercio	(2,3)	(2,3)		(9,4)
Provisiones	(5,4)	(4,3)		(15,9)
Resultado de operaciones (EBIT)	**155,3**	**124,3**	**25%**	**627,0**
Margen EBIT	*12,9%*	*12,7%*		*13,6%*
Resultado financiero neto	(8,6)	1,2		(7,9)
Resultado ordinario	**146,8**	**125,5**	**17%**	**619,1**
Margen Ordinario	*12,2%*	*12,8%*		*13,5%*
Resultados extraordinarios	(1,5)	(5,0)		(5,7)
Beneficio antes de impuestos	**145,2**	**120,5**	**20%**	**613,4**
Margen antes de impuestos	*12,1%*	*12,3%*		*13,3%*
Impuestos	(42,8)	(36,2)		(164,8)
Beneficio consolidado	**102,4**	**84,4**	**21%**	**448,6**
	8,5%	*8,6%*		*9,8%*
Resultado atribuido a la minoria	(3,9)	(2,3)		(2,2)
Beneficio atribuido a la sociedad dominante	**98,5**	**82,1**	**20%**	**446,5**
Margen Neto	*8,2%*	*8,4%*		*9,7%*
Beneficio por acción, céntimos de euro (**)	**15,8**	**13,2**	**20%**	**71,6**

(*) Datos sin auditar

(**) Calculado sobre 623.330.400 acciones

Grupo Inditex

Balance de situación consolidado al 30 de abril de 2004

Datos en millones de euros

	30 abril 2004 (*)	30 abril 2003 (*)	31 enero 2004
ACTIVO			
Inmovilizado neto (**)	2.226,5	1.858,6	2.118,3
Fondo de comercio	50,9	60,3	53,3
Gastos a distribuir en varios ejercicios	20,4	13,5	17,9
Total activo fijo	**2.297,9**	**1.932,3**	**2.189,4**
Existencias	444,1	441,6	486,4
Deudores	243,5	235,3	328,9
Inversiones fin. temporales y tesoreria	395,2	412,7	496,4
Ajustes por periodificación	9,7	9,8	9,3
Total activo circulante	**1.092,4**	**1.099,4**	**1.320,9**
TOTAL ACTIVO	**3.390,3**	**3.031,8**	**3.510,4**
PASIVO			
Fondos propios	**2.197,6**	**1.850,3**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	104,8	80,4	80,0
Deuda financiera a largo plazo	173,8	143,0	156,6
Otras deudas a largo plazo	74,9	39,5	75,2
Pasivo largo plazo	**353,5**	**262,9**	**311,7**
Deuda financiera a corto plazo	94,6	129,3	81,5
Acreedores comerciales y no comerciales	744,6	789,3	1.011,2
Pasivo a corto plazo	**839,2**	**918,6**	**1.092,7**
TOTAL PASIVO	**3.390,3**	**3.031,8**	**3.510,4**

(*) Datos sin auditar

(**) Incluye autocartera por 0,45 millones de euros

Para más información:
INDITEX
Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com

INDITEX

Results
Interim Three Months 2004

10 June 2004

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

Highlights

million €	1Q2004	1Q2003	% 04/03
NET SALES	**1,203**	**979**	**23%**
GROSS MARGIN	**626**	**499**	**25%**
% margin	*52.0%*	*51.0%*	
EBITDA	**224**	**179**	**25%**
EBITDA margin	*18.6%*	*18.3%*	
EBIT	**155**	**124**	**25%**
EBIT margin	*12.9%*	*12.7%*	
NET INCOME	**99**	**82**	**20%**
EPS (€ cents)	15.8	13.2	

Openings

	Net openings		Stores as of 30 April 04	Stores as of 30 April 03
	1Q04	1Q03		
ZARA	15	19	641	550
KIDDY'S CLASS	7	11	110	70
PULL & BEAR	6	18	355	314
MASSIMO DUTTI	8	9	304	259
BERSHKA	7	15	260	212
STRADIVARIUS	8	8	199	161
OYSHO	4	(4)	80	68
ZARA HOME	8	0	34	0
Total net openings	61	76	1,983	1,634
% on FY openings	17%-19%	21%		

Gross Margin drivers 1Q04


Higher mark-up
Product mix
Increase in Latam prices
Non-Zara concepts
Higher clearance in Feb 04 vs Feb 03
Latam Currency impact

102 b.p. recovery

Operating expenses

Operating expenses on sales


35,0%
32,5%
30,0%
33,4%
32,7%
1Q04
1Q03

- Cost of new and immature space
  - 2nd DC for Zara
  - M – 11 impact

Financial results

(€ million)	Q1 2004	Q1 2003
Financial income	(1.0)	0.2
FX losses		
Venezuela (1)	(5.9)	0.3
Other	(1.7)	0.7
	(8.6)	1.2

(1) Venezuela impact

Devaluation	(3.1)	→ Impact on trade accounts
Bonds	(2.8)	→ Capital repatriation
total	(5.9)	

Working capital

	1Q 2004	Var. 1Q 04/1Q03
	€ mill.	%
Inventories	444	+1%
Receivables	244	+3%
Payables	745	(6%)

INDITEX

Growth prospects

FY2004: CAPEX

- **Expected CAPEX 650-700 MM €**
- **Store opening plan:**

	Range		% Int'nal openings
ZARA	105	115	80%
KIDDY'S CLASS	25	30	10%
PULL & BEAR	20	30	25%
MASSIMO DUTTI	35	40	50%
BERSHKA	50	55	50%
STRADIVARIUS	30	35	10%
OYSHO	20	25	25%
ZARA HOME	30	35	5%
total net openings	**315**	**365**	

- **+20%/+25% space growth**

FY2004: Outlook

INDITEX


Like-for-like growth
6,5%
-2%
1H03
2H03

Easier comp for 2H04

Q2 2004: Outlook

- **During 6 first weeks of second quarter 2004, Group sales remain in line with Management's expectations:**
  - **Calendar effect in May**
  - **Sales performance in 1H03**

	Q1 03	Q2 03
Sales growth in constant currency	22%	28%

Q2 2004 : Outlook for Gross Margin

INDITEX


1Q04
52.0%
102 b.p.
(118 b.p.)
(149 b.p.)
50.0%
50.3%
1H03
2H03

Sustained recovery in Gross Margin under current circumstances

FY2004: Outlook for Gross Margin

	1H2004	2H2004
• Acceptance of Collection	✓	
• Mark-ups	✓	✓
• Inventory Management		
– Weight of sales period	✓	
– Mark-downs	✓	
• Currency impact	✓	

Gradual recovery in 2004 Gross Margin to 2002 levels

Events

INDITEX

- AGM to be held on 16 July
- Interim Half Year 2004 Results to be released on 22 September

INDITEX

Q & A

10 June 2004

Antonio Abril Abadín
Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de la Sociedad, en su reunión celebrada en el día de hoy, ha acordado aceptar la dimisión presentada por ROSP CORUNNA, S.L., a través de su representante Dña. Rosalía Mera Goyenechea, como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.). El Consejo de Administración ha hecho constar en acta su agradecimiento a Dña. Rosalía Mera Goyenechea por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

En Arteixo (A Coruña), a 10 de junio de 2004

Antonio Abril Abadin
Consejero Secretario General

FILE Nº 82-5185

INDITEX

Consejo de Administración de Inditex

10 de Junio de 2004 – En la reunión del Consejo de Administración de Inditex celebrada hoy, Dña. Rosalía Mera Goyenechea, en representación de la sociedad Rosp Corunna S.L., ha comunicado su dimisión como miembro de este Consejo.

El Consejo de Administración ha acordado aceptar la dimisión y le ha expresado su agradecimiento por la labor realizada a lo largo del periodo en el que ha formado parte del mismo.

La decisión responde al deseo de Dña. Rosalía Mera de centrar su dedicación en los proyectos desarrollados por la Fundación Paideia Galiza, así como en otros de naturaleza empresarial.

Dña. Rosalía Mera ha reiterado su confianza en la compañía y su intención de permanecer como accionista de la misma.

Para más información:
Inditex - Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com
www.inditex.com

Antonio Abril Abadín
Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de INDITEX, en su reunión de 10 de junio de 2004, ha adoptado, entre otros, los siguientes acuerdos:

1º Aprobar, previo informe del Comité de Auditoría y Control, la propuesta de modificación parcial del Texto Refundido del Reglamento del Consejo de Administración, cuyo nuevo texto se remite a esa Comisión como anexo, en cumplimiento de lo dispuesto en el artículo 115.2 de la Ley 24/1988 del Mercado de Valores.

La modificación tiene por finalidad adaptar las normas de régimen interno y de funcionamiento del Consejo de Administración a lo dispuesto en la Ley 26/2003 de 17 de julio ("Ley de Transparencia") y en su normativa de desarrollo, revisar y actualizar el contenido del Reglamento de acuerdo con las tendencias más recientes en materia de buen gobierno societario, armonizar la terminología empleada y subsanar algunas erratas menores detectadas en su redacción.

2º Aprobar, previo informe de la Comisión de Nombramientos y Retribuciones, la ampliación del número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones a cuatro y cinco miembros, respectivamente, designando a D. Carlos Espinosa de los Monteros Bernaldo de Quirós como nuevo miembro del Comité de Auditoría y Control y a Dña. Irene Ruth Miller y a D. Juan Manuel Urgoiti López de Ocaña como nuevos miembros de la Comisión de Nombramientos y Retribuciones. Todos ellos son consejeros externos independientes .

En Arteixo (A Coruña), a 11 de junio de 2004

Antonio Abril Abadín
Consejero Secretario General

INDITEX

Adaptación del Reglamento del Consejo a la Ley de Transparencia

Acuerdos del Consejo de Administración de Inditex

El Consejo propondrá a la Junta General de Accionistas la reelección como vocales de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros y D. Francisco Luzón.

16 de junio de 2004.- El Consejo de Administración de Inditex, reunido el pasado 10 de junio de 2004, aprobó una modificación parcial de su Reglamento con la finalidad de adaptar sus normas de régimen interno a lo dispuesto en la Ley de Transparencia. Asimismo, se acordó la ampliación del número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, hasta cuatro y cinco respectivamente. El Consejo designó a D. Carlos Espinosa de los Monteros como miembro del Comité de Auditoria y Control, y a Dña. Irene Miller y D. Juan Manuel Urgoiti como miembros de la Comisión de Nombramientos y Retribuciones.

Entre las propuestas que serán sometidas a consideración de la Junta General Ordinaria, cuya fecha de celebración se anunciará próximamente, se encuentra la de reelegir a D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros y D. Francisco Luzón como vocales del Consejo de Administración por un plazo de cinco años, de acuerdo con lo establecido en los Estatutos Sociales.

Consejo de Administración de Inditex	Miembros de las Comisiones
Comisión Ejecutiva	D. Amancio Ortega Gaona (*Presidente*), D. José Mª Castellano Ríos, D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros, D. Francisco Luzón, D. Juan Manuel Urgoiti, D. Antonio Abril Abadín
Comité de Auditoría y Control	D. Juan Manuel Urgoiti (*Presidente*), D. Carlos Espinosa de los Monteros, D. Francisco Luzón, Dña. Irene Miller
Comisión de Nombramientos y Retribuciones	D. Carlos Espinosa de los Monteros (*Presidente*), D. Fred H. Langhammer, D. Francisco Luzón, Dña. Irene Miller, D. Juan Manuel Urgoiti

Para más información:
Inditex - Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com
www.inditex.com

ANEXO I

INFORME ANUAL DE GOBIERNO CORPORATIVO

SOCIEDADES ANÓNIMAS COTIZADAS

DATOS IDENTIFICATIVOS DEL EMISOR

EJERCICIO 2003

C.I.F. A-15075062

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.)

Domicilio Social:

AVENIDA DE LA DIPUTACIÓN, EDIFICIO INDITEX
ARTEIXO
A CORUÑA
15142
ESPAÑA

MODELO DE INFORME ANUAL DE GOBIERNO CORPORATIVO DE LAS SOCIEDADES ANÓNIMAS COTIZADAS

Para una mejor comprensión del modelo y posterior elaboración del mismo, es necesario leer las instrucciones que para su cumplimentación figuran al final del presente informe.

A ESTRUCTURA DE LA PROPIEDAD

A.1. Complete el siguiente cuadro sobre el capital social de la sociedad:

Fecha última modificación	Capital social (€)	Número de acciones
20-07-2000	93.499.560,00	623.330.400

En el caso de que existan distintas clases de acciones, indíquelo en el siguiente cuadro:

Clase	Número de acciones	Nominal unitario

A.2. Detalle los titulares directos e indirectos de participaciones significativas, de su entidad a la fecha de cierre de ejercicio, excluidos los consejeros:

Nombre o denominación social del accionista	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas	% Sobre el capital social
Total:		

Indique los movimientos en la estructura accionarial más significativos, acaecidos durante el ejercicio:

Nombre o denominación social del accionista	Fecha operación	Descripción de la operación

A.3. Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean acciones de la sociedad:

Nombre o denominación social del consejero	Fecha primer nombramiento	Fecha último nombramiento	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
D. AMANCIO ORTEGA GAONA	12-06-1985	20-07-2000	63	369.600.000	59,294
D. JOSÉ MARÍA CASTELLANO RÍOS	12-06-1985	20-07-2000	1.373.863	0	0,220
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	28-02-1997	20-07-2000	2.722.067	0	0,437
D. ANTONIO ABRIL ABADÍN	12-12-2002	18-07-2003	168.276	0	0,027
ROSP CORUNNA, S.L.	29-12-2000	19-01-2001	0	43.590.000	6,993

D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	30-05-1997	20-07-2000	11.646	0	0,002
D. FRANCISCO LUZÓN LÓPEZ	28-02-1997	20-07-2000	98.000	565	0,016
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	02-01-1993	20-07-2000	5.000	0	0,001

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
GARTLER, S.L.	369.600.000
ROSP CORUNNA PARTICIPACIONES EMPRESARIALES, S.L.	43.590.000
CAÑABARA, S.A.	565
Total:	**413.190.565**

% Total del capital social en poder del consejo de administración	66,990

Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean derechos sobre acciones de la sociedad:

Nombre o denominación social del consejero	Número de derechos de opción *directos*	Número de derechos de opción *indirectos*	Número de acciones *equivalentes*	% Total sobre el *capital* social
D. JOSÉ MARÍA CASTELLANO RÍOS	7.248	0	7.248	0,001
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	7.248	0	7.248	0,001
D. ANTONIO ABRIL ABADÍN	6.040	0	6.040	0,001
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	6.040	0	6.040	0,001
D. FRED HORST LANGHAMMER	6.040	0	6.040	0,001
D. FRANCISCO LUZÓN LÓPEZ	6.040	0	6.040	0,001
DÑA. IRENE RUTH MILLER	6.040	0	6.040	0,001
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	6.040	0	6.040	0,001

A.4. Indique, en su caso, las relaciones de índole familiar, comercial, contractual o societaria que existan entre los titulares de participaciones significativas, en la medida en que sean conocidas por la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción

A.5. Indique, en su caso, las relaciones de índole comercial, contractual o societaria que existan entre los titulares de participaciones significativas, y la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción

A.6. Indique los pactos parasociales celebrados entre accionistas que hayan sido comunicados a la sociedad:

Intervenientes pacto parasocial	% del capital social afectado	Breve descripción del pacto

Indique, en su caso, las acciones concertadas existentes entre los accionistas de su empresa y que sean conocidas por la sociedad:

Intervenientes acción concertada	% del capital social afectado	Breve descripción de la acción concertada

En el caso de que durante el ejercicio se haya producido alguna modificación o ruptura de dichos pactos o acuerdos o acciones concertadas, indíquelo expresamente.

A.7. Indique si existe alguna persona física o jurídica que ejerza o pueda ejercer el control sobre la sociedad de acuerdo con el artículo 4 de la Ley del Mercado de Valores:

Nombre o denominación social
GARTLER, S.L.

Observaciones
D. AMANCIO ORTEGA GAONA, A TRAVÉS DE GARTLER, S.L., DETENTA EL 59,294% DEL CAPITAL SOCIAL

A.8. Complete los siguientes cuadros sobre la autocartera de la sociedad:

A fecha de cierre del ejercicio:

Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
41.000	0	0,007

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
Total:	

Detalle las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Fecha	Número de acciones directas	Número de acciones indirectas	% Total sobre el capital social

Resultados obtenidos en el ejercicio por operaciones de autocartera (en miles de euros)	0

A.9. Detalle las condiciones y el/los plazo/s de la/s autorización/es de la junta al consejo de administración para llevar a cabo las adquisiciones o transmisiones de acciones propias descritas en el apartado A.8.

A la fecha de emisión del presente informe se encuentra vigente la autorización concedida por la Junta General de accionistas de la sociedad celebrada el 18 de julio de 2003, en virtud de la cual el Consejo de Administración quedaba habilitado

para adquirir acciones propias. A continuación se transcribe el tenor literal del acuerdo adoptado por la referida Junta General en el punto sexto del Orden del Día:

"Autorizar al Consejo de Administración para que, de conformidad con lo establecido en el artículo 75 y siguientes de la Ley de Sociedades Anónimas, pueda proceder a la adquisición derivativa de acciones propias bien directamente, bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante, con respeto de los límites y requisitos legales y de las siguientes condiciones:

a) Modalidades de adquisición: la adquisición se hará por título de compraventa, permuta o dación en pago.

b) Número máximo de acciones a adquirir: acciones con un valor nominal que, sumado al de las que ya se posean por la Sociedad, directa o indirectamente, no exceda del 5% del capital social.

c) Precios máximo y mínimo: el precio mínimo de adquisición de las acciones será su valor nominal y el precio máximo será hasta un 105% de su valor de cotización en la fecha de adquisición.

d) Duración de la autorización: dieciocho (18) meses desde la fecha del presente acuerdo.

A los efectos de lo dispuesto en el último párrafo del apartado 1 del artículo 75 de la Ley de Sociedades Anónimas, en su redacción dada por la Ley 55/1999, de 29 de diciembre, se indica que las acciones que se adquieran en virtud de la presente autorización, podrán destinarse por la Sociedad, entre otros fines, a su entrega a los empleados o administradores de la Sociedad ya sea directamente o como consecuencia del ejercicio de derechos de opción de los que aquellos sean titulares, en virtud de planes de retribución del personal de la Sociedad o de su Grupo aprobados por la Junta General de Accionistas.

La presente autorización deja sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 19 de julio de 2002."

A.10. Indique, en su caso, las restricciones legales y estatutarias al ejercicio de los derechos de voto, así como las restricciones legales a la adquisición o transmisión de participaciones en el capital social:

Todas las acciones de la sociedad cuentan con los mismos derechos políticos y económicos, sin que existan restricciones legales ni estatutarias a la adquisición o transmisión de acciones.

Por lo que respecta al ejercicio de los derechos de voto, la única restricción es la contenida en el artículo 44 de la Ley de Sociedades Anónimas (en adelante, "LSA"), relativa a que el accionista que se hallare en mora en el pago de los dividendos pasivos no podrá ejercitar el derecho de voto.

B ESTRUCTURA DE LA ADMINISTRACIÓN DE LA SOCIEDAD

B.1. Consejo de Administración

B.1.1. Detalle el número máximo y mínimo de consejeros previstos en los estatutos:

Número máximo de consejeros	12
Número máximo de consejeros	5

B.1.2. Complete el siguiente cuadro con los miembros del consejo:

Nombre o denominación social del consejero	Representante	Cargo en el consejo	Fecha primer nombramiento	Fecha último nombramiento	Procedimiento de elección
D. AMANCIO ORTEGA GAONA		PRESIDENTE	12-06-1985	20-07-2000	JUNTA GENERAL
D. JOSÉ MARÍA CASTELLANO RÍOS		VICEPRESIDENTE	12-06-1985	20-07-2000	JUNTA GENERAL
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN		CONSEJERO	28-02-1997	20-07-2000	JUNTA GENERAL
D. ANTONIO ABRIL ABADÍN		SECRETARIO CONSEJERO	12-12-2002	18-07-2003	JUNTA GENERAL
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS		CONSEJERO	30-05-1997	20-07-2000	JUNTA GENERAL
D. FRED HORST LANGHAMMER		CONSEJERO	20-04-2001	20-04-2001	JUNTA GENERAL
D. FRANCISCO LUZÓN LÓPEZ		CONSEJERO	28-02-1997	20-07-2000	JUNTA GENERAL
DÑA. IRENE RUTH MILLER		CONSEJERO	20-04-2001	20-04-2001	JUNTA GENERAL
ROSP CORUNNA, S.L.	DÑA. ROSALÍA MERA GOYENECHEA	CONSEJERO	29-12-2000	19-01-2001	JUNTA GENERAL
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA		CONSEJERO	02-01-1993	20-07-2000	JUNTA GENERAL

Número Total de Consejeros	10

Indique los ceses que se hayan producido durante el periodo en el consejo de administración:

Nombre o denominación social del consejero	Fecha de baja

B.1.3. Complete los siguientes cuadros sobre los miembros del consejo y su distinta condición:

CONSEJEROS EJECUTIVOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Cargo en el organigrama de la sociedad
D. AMANCIO ORTEGA GAONA		PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS		VICEPRESIDENTE-CONSEJERO DELEGADO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN		CONSEJERO
D. ANTONIO ABRIL ABADÍN	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	SECRETARIO CONSEJERO

CONSEJEROS EXTERNOS DOMINICALES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Nombre o denominación social del accionista significativo a quien

		representa o que ha propuesto su nombramiento
ROSP CORUNNA, S.L.		ROSP CORUNNA PARTICIPACIONES EMPRESARIALES, S.L.

CONSEJEROS EXTERNOS INDEPENDIENTES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Perfil
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS		CONSEJERO INDEPENDIENTE DESDE MAYO DE 1997. LICENCIADO EN DERECHO Y CIENCIAS EMPRESARIALES POR ICADE, ES TÉCNICO COMERCIAL Y ECONOMISTA DEL ESTADO Y MBA POR LA NORTHWESTERN UNIVERSITY. HA SIDO VICEPRESIDENTE DEL INSTITUTO NACIONAL DE INDUSTRIA, PRESIDENTE DE IBERIA Y AVIACO, MIEMBRO DEL COMITÉ EJECUTIVO DE INTERNATIONAL AIR TRANSPORT ASSOCIATION, PRESIDENTE DEL CÍRCULO DE EMPRESARIOS, DE ASOCIACIÓN ESPAÑOLA DE FABRICANTES DE AUTOMÓVILES Y CAMIONES Y DE ORGANIZACIÓN INTERNACIONAL DE CONSTRUCTORES DE AUTOMÓVILES. EN LA ACTUALIDAD ES PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN DE DAIMLER CHRYSLER ESPAÑA HOLDING, DE MERCEDES BENZ ESPAÑA, DE GONZÁLEZ BYASS, S.A. Y CONSEJERO DE ACCIONA, S.A.

D. FRED HORST LANGHAMMER	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERO INDEPENDIENTE DESDE ABRIL DE 2001. INICIÓ SU CARRERA PROFESIONAL EN EATONS, OPERADOR CANADIENSE DE GRANDES ALMACENES, Y MÁS TARDE FUE NOMBRADO CONSEJERO DELEGADO DE DODWELL IMPORT, UNA FILIAL JAPONESA DE LA BRITÁNICA INCHCAPE. EN 1975 ENTRÓ A FORMAR PARTE DE THE ESTEE LAUDER COMPANIES INC. EN CALIDAD DE PRESIDENTE DE ESTEE LAUDER JAPÓN. EN 1982 FUE NOMBRADO CONSEJERO DELEGADO DE ESTEE LAUDER ALEMANIA Y EN 1985 SE TRASLADÓ A NUEVA YORK Y FUE PROMOVIDO A PRESIDENTE Y DIRECTOR DE OPERACIONES DE THE ESTEE LAUDER COMPANIES INC. EN 1999 FUE NUEVAMENTE PROMOVIDO AL CARGO DE PRESIDENTE Y CONSEJERO DELEGADO. EL SR. LANGHAMMER ES MIEMBRO DEL CONSEJO DE THE ESTEE LAUDER COMPANIES INC. Y DE THE GILLETTE COMPANY. ES PRESIDENTE CONJUNTO DEL INSTITUTO AMERICANO DE ESTUDIOS DE ALEMÁN CONTEMPORÁNEO DE LA JOHN HOPKINS UNIVERSITY, MIEMBRO TITULAR DE LA ASOCIACIÓN PARA LA POLÍTICA EXTERIOR Y MIEMBRO DEL CONSEJO DE LA ASOCIACIÓN JAPONESA (JAPAN SOCIETY).

D. FRANCISCO LUZÓN LÓPEZ		CONSEJERO INDEPENDIENTE DESDE FEBRERO DE 1997. LICENCIADO EN CIENCIAS ECONÓMICAS Y EMPRESARIALES POR LA UNIVERSIDAD DE BILBAO, HA COLABORADO COMO PROFESOR EN LA UNIVERSIDAD DE DEUSTO (BILBAO). SE INCORPORÓ AL BANCO DE VIZCAYA EN 1972, DESARROLLANDO UNA AMPLIA EXPERIENCIA EN ESTE GRUPO EN DIFERENTES UNIDADES Y FUNCIONES, ACCEDIENDO AL CARGO DE CONSEJERO DIRECTOR GENERAL EN 1986. EN 1988, Y TRAS SU FUSIÓN CON EL BANCO DE BILBAO, PASÓ A SER MIEMBRO DEL CONSEJO DE ADMINISTRACIÓN DEL BANCO BILBAO VIZCAYA. A FINALES DEL MISMO AÑO FUE NOMBRADO PRESIDENTE DEL BANCO EXTERIOR DE ESPAÑA, CARGO QUE DESEMPEÑÓ DE 1988 A 1996. EN 1991 IMPULSÓ LA CREACIÓN DEL NUEVO GRUPO BANCARIO ARGENTARIA, DEL QUE FUE FUNDADOR Y PRESIDENTE HASTA 1996. A PARTIR DE DICHO AÑO, SE INCORPORÓ AL BANCO SANTANDER CENTRAL HISPANO COMO CONSEJERO DIRECTOR GENERAL, ADJUNTO AL PRESIDENTE Y RESPONSABLE DE ESTRATEGIA, COMUNICACIÓN Y RELACIONES INSTITUCIONALES. EN LA ACTUALIDAD ES RESPONSABLE DEL ÁREA LATINOAMERICANA DE LA MENCIONADA INSTITUCIÓN FINANCIERA.

DÑA. IRENE RUTH MILLER	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERA INDEPENDIENTE DESDE ABRIL DE 2001. LICENCIADA EN CIENCIAS POR LA UNIVERSIDAD DE TORONTO Y MASTER EN CIENCIAS QUÍMICAS POR LA UNIVERSIDAD DE CORNELL. INICIÓ SU CARRERA PROFESIONAL EN GENERAL FOODS CORPORATION Y MÁS TARDE TRABAJÓ EN BANCA DE INVERSIÓN EN ROTHSCHILD INC. Y MORGAN STANLEY & CO. EN 1991 SE INCORPORÓ A BARNES & NOBLE COMO SENIOR VICE PRESIDENT DE CORPORATE FINANCE Y EN 1993, ANTES DE LA SALIDA A BOLSA DE BARNES & NOBLE, FUE NOMBRADA DIRECTORA FINANCIERA DE DICHA SOCIEDAD. EN 1995, FUE DESIGNADA CONSEJERA Y VICEPRESIDENTA DEL CONSEJO DE ADMINISTRACIÓN DE BARNES & NOBLE. EN 1997 FUE NOMBRADA CONSEJERA DELEGADA DE AKIM, INC., UNA COMPAÑÍA DE INVERSIÓN Y CONSULTORÍA NORTEAMERICANA. TAMBIÉN ES MIEMBRO DE LOS CONSEJOS DE ADMINISTRACIÓN DE COACH INC., OAKLEY INC. Y THE BODY SHOP INTERNATIONAL PLC.

D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA		CONSEJERO INDEPENDIENTE DESDE ENERO DE 1993. LICENCIADO EN DERECHO POR LA UNIVERSIDAD DE MADRID, INICIÓ SU CARRERA PROFESIONAL EN EL BANCO DE VIZCAYA EN 1962. TRAS OCUPAR DIVERSAS POSICIONES DIRECTIVAS, FUE NOMBRADO DIRECTOR GENERAL EN 1978, CONSEJERO EN 1984 Y CONSEJERO DELEGADO EN 1986. EN 1988, TRAS SU FUSIÓN CON EL BANCO BILBAO FUE NOMBRADO CONSEJERO DELEGADO DE BANCO BILBAO VIZCAYA. HA SIDO PRESIDENTE DE AHORROBANK, BANCO DE CRÉDITO CANARIO, BANCO OCCIDENTAL, INSTITUTO DE BIOLOGÍA Y SUEROTERAPIA Y LABORATORIOS DELAGRANGE Y CONSEJERO DE ANTIBIÓTICOS, S.A. EN LA ACTUALIDAD ES PRESIDENTE DEL BANCO GALLEGO, VICEPRESIDENTE DE ACCIONA, S.A., CONSEJERO DE NECSO, S.A. Y MIEMBRO DEL CONSEJO ASESOR EUROPEO DE CITIGROUP GLOBAL MARKETS. ES PRESIDENTE DEL REAL PATRONATO DEL MUSEO NACIONAL CENTRO DE ARTE REINA SOFÍA Y MIEMBRO DE LOS REALES PATRONATOS DEL MUSEO DEL PRADO Y DE LA BIBLIOTECA NACIONAL. PRESIDE LA FUNDACIÓN PRIVADA JOSÉ ANTONIO DE CASTRO Y ES MIEMBRO DE OTRAS FUNDACIONES E INSTITUCIONES. GRAN CRUZ DEL MÉRITO CIVIL Y COMMANDER OF THE BRITISH EMPIRE.

OTROS CONSEJEROS EXTERNOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento

Detalle los motivos por los que no se puedan considerar dominicales o independientes:

Indique las variaciones que, en su caso, se hayan producido durante el periodo en la tipología de cada consejero:

Nombre o denominación social del consejero	Fecha del cambio	Condición anterior	Condición actual

B.1.4. Indique si la calificación de los consejeros realizada en el punto anterior se corresponde con la distribución prevista en el reglamento del consejo:

El Reglamento del Consejo dispone que el Consejo de Administración estará integrado por consejeros de las tres categorías que se señalan a continuación:

a) Consejeros ejecutivos, entendiéndose por tales el o los consejeros delegados y los que por cualquier otro título desempeñen responsabilidades de gestión dentro de la compañía.

b) Consejeros dominicales, entendiéndose por tales los titulares o los representantes de los titulares de participaciones significativas estables en el capital de la sociedad que, independientemente de que den o no derecho a un puesto en el órgano de administración, se hayan estimado suficientemente significativas por el Consejo.

c) Consejeros independientes, entendiéndose por tales los profesionales de reconocido prestigio que no se encuentren vinculados al equipo ejecutivo o a los accionistas significativos y que reúnan condiciones que aseguren su imparcialidad y objetividad de criterio.

También señala dicho Reglamento que el Consejo de Administración, en el ejercicio de sus facultades de propuesta a la Junta General y de cooptación para la cobertura de vacantes, procurará que la proporción de consejeros independientes dentro del Consejo sea cuando menos igual al capital flotante de la sociedad.

El número de consejeros independientes, cinco, es muy superior al que proporcionalmente correspondería teniendo en cuenta el capital flotante de la sociedad. En este sentido, INDITEX ya se adelantó a las recomendaciones de la Comisión Olivencia y del Informe Aldama al incorporar en enero de 1993 al primer consejero independiente de la sociedad, D. Juan Manuel Urgoiti López de Ocaña. En el año 1997, la Junta General designó consejeros independientes a D. Francisco Luzón López y a D. Carlos Espinosa de los Monteros y Bernaldo de Quirós.

Continuando con este criterio de incorporar al Consejo de Administración a profesionales independientes de reconocido prestigio, la Junta General de accionistas celebrada en abril de 2001 nombró dos nuevos consejeros independientes -Dña. Irene R. Miller y D. Fred Horst Langhammer- elevando así su número a cinco, cumpliendo plenamente con las recomendaciones de la Comisión Olivencia y del Informe Aldama, al constituir los consejeros externos mayoría en el Consejo y los consejeros independientes la mitad del mismo.

Solamente los consejeros independientes pueden ser miembros del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones.

B.1.5. Indique, en el caso de que exista, las facultades que tienen delegadas el o los consejero/s delegado/s:

Nombre o denominación social del consejero	Breve descripción
D. JOSÉ MARÍA CASTELLANO RÍOS	COMPARECER Y OSTENTAR LA REPRESENTACIÓN DE LA SOCIEDAD ANTE CUALQUIER ENTIDAD O PERSONA PÚBLICA O PRIVADA. EJERCITAR TODAS LAS FACULTADES DE GESTIÓN Y DEFENSA DE LOS DERECHOS DE LA SOCIEDAD.

D. JOSÉ MARÍA CASTELLANO RÍOS	RECLAMAR Y COBRAR LAS CANTIDADES QUE SE ADEUDEN A LA SOCIEDAD. EFECTUAR PAGOS. RENDIR CUENTAS Y EXIGIR SU RENDICIÓN. CONSTITUIR, CANCELAR Y RETIRAR FIANZAS Y DEPÓSITOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	CELEBRAR CONTRATOS DE PRÉSTAMO Y CRÉDITO. ABRIR CUENTAS EN ENTIDADES DE CRÉDITO Y/O ESTABLECIMIENTOS FINANCIEROS DE CRÉDITO; IMPONER O INGRESAR SUMAS EN DINERO, RETIRAR CANTIDADES O DISPONER DE LAS MISMAS, APROBAR O IMPUGNAR LOS SALDOS QUE LAS REFERIDAS CUENTAS ARROJEN; AVALAR A OTRAS SOCIEDADES INTEGRADAS EN EL GRUPO DE EMPRESAS INDITEX, Y REALIZAR TODO CUANTO LA LEGISLACIÓN Y LA PRÁCTICA BANCARIA PERMITAN.
D. JOSÉ MARÍA CASTELLANO RÍOS	ACTUAR CAMBIARIAMENTE, ACTIVA O PASIVAMENTE, ASÍ COMO EJERCITAR CUALQUIERA DE LAS ACCIONES PREVISTAS EN LA LEY CAMBIARIA Y DEL CHEQUE U OTRA LEGISLACIÓN APLICABLE.
D. JOSÉ MARÍA CASTELLANO RÍOS	OTORGAR ACTOS Y CONTRATOS REFERIDOS A TODA CLASE DE BIENES, DERECHOS, TÍTULOS-VALORES, PARTICIPACIONES, ACCIONES Y CUOTAS DE PARTICIPACIÓN, POR Y CON LOS TÉRMINOS, CLAÚSULAS Y CONDICIONES QUE JUZGUE PROCEDENTES. INTERVENIR CON LA MÁXIMA AMPLITUD DE FACULTADES EN SU EJECUCIÓN Y CUMPLIMIENTO, ASÍ COMO MODIFICARLOS, NOVARLOS, ANULARLOS O RESCINDIRLOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	OTORGAR TODO TIPO DE CONVENIOS DE COLABORACIÓN EMPRESARIAL, TALES COMO CONTRATOS DE FRANQUICIA, JOINT-VENTURE, CUENTAS EN PARTICIPACIÓN, DE DISTRIBUCIÓN COMERCIAL, CONCESIONES Y AGENCIAS Y TODOS AQUÉLLOS QUE LA EXPANSIÓN DE LA SOCIEDAD PUEDA REQUERIR.
D. JOSÉ MARÍA CASTELLANO RÍOS	COMPARECER EN ESCRITURAS DE CONSTITUCIÓN, MODIFICACIÓN, FUSIÓN O DISOLUCIÓN DE TODA CLASE DE ENTIDADES Y SOCIEDADES Y ASISTIR A ASAMBLEAS, REUNIONES O JUNTAS ORDINARIAS Y EXTRAORDINARIAS, INTERVINIENDO EN LAS MISMAS Y EMITIENDO SU VOTO EN LA MANERA QUE TENGA POR CONVENIENTE Y EJERCITANDO EN NOMBRE DE LA SOCIEDAD CUANTOS DERECHOS PUEDAN CORRESPONDERLE.

D. JOSÉ MARÍA CASTELLANO RÍOS	CREAR LAS OFICINAS, CENTROS Y DEPENDENCIAS DE LA SOCIEDAD Y ORGANIZAR LOS SERVICIOS DE LAS MISMAS. CONTRATAR AL PERSONAL; NOMBRARLO Y SEPARARLO LIBREMENTE; FIJAR SUS DERECHOS, DEBERES, FACULTADES Y ATRIBUCIONES; ACORDAR ASCENSOS Y TRASLADOS; EJERCER EL PODER SANCIONADOR Y DISCIPLINARIO; ASÍ COMO ACTUAR EN NOMBRE DE LA SOCIEDAD ANTE LOS ÓRGANOS DE REPRESENTACIÓN COLECTIVA DE LOS TRABAJADORES Y REPRESENTARLA EN LA NEGOCIACIÓN DE ACUERDOS O CONVENIOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	REPRESENTAR A LA SOCIEDAD ANTE TODO TIPO DE AUTORIDADES Y ÓRGANOS DE LA ADMINISTRACIÓN QUE TENGAN COMPETENCIAS EN MATERIA LABORAL Y DE SEGURIDAD SOCIAL, COMPARECER E INTERVENIR EN TODA CLASE DE EXPEDIENTES Y PROCEDIMIENTOS, Y REALIZAR CUANTOS ACTOS SEAN PRECISOS EN LA VIDA LABORAL DE LA COMPAÑÍA.
D. JOSÉ MARÍA CASTELLANO RÍOS	REPRESENTAR A LA SOCIEDAD ANTE TODO TIPO DE AUTORIDADES Y ÓRGANOS DE LA ADMINISTRACIÓN QUE TENGAN COMPETENCIAS EN MATERIA DE SEGURIDAD E HIGIENE EN EL TRABAJO Y RIESGOS LABORALES. REALIZAR CUANTO SEA PRECISO PARA PROMOVER Y MANTENER LA SEGURIDAD DE LOS TRABAJADORES EN LOS CENTROS DE TRABAJO. PROCEDER AL ASEGURAMIENTO DE LAS CONTINGENCIAS COMUNES Y PROFESIONALES DE LOS TRABAJADORES.
D. JOSÉ MARÍA CASTELLANO RÍOS	EN CUANTO LO PERMITAN LAS NORMAS PROCESALES, EJERCITAR CUANTAS ACCIONES COMPETAN A LA SOCIEDAD Y RENUNCIAR DE LAS INTERPUESTAS. COMPARECER ANTE LOS JUZGADOS Y TRIBUNALES ORDINARIOS Y ESPECIALES DE CUALQUIER GRADO Y JURISDICCIÓN, EN TODO TIPO DE JUICIOS Y EXPEDIENTES.
D. JOSÉ MARÍA CASTELLANO RÍOS	TRANSIGIR Y COMPROMETER EN ÁRBITROS TODAS LAS CUESTIONES PARA LAS QUE QUEDA FACULTADO.
D. JOSÉ MARÍA CASTELLANO RÍOS	ELEVAR A INSTRUMENTO PÚBLICO LOS ACUERDOS DE LA JUNTA GENERAL, DEL CONSEJO DE ADMINISTRACIÓN Y DE LA COMISIÓN EJECUTIVA.

B.1.6. Identifique, en su caso, a los miembros del consejo que asuman cargos de administradores o directivos en otras sociedades que *formen parte del grupo de la sociedad cotizada:*

Nombre o denominación social del consejero	Denominación social de la entidad del grupo	Cargo
D. JOSÉ MARÍA CASTELLANO RÍOS	COMDITEL, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	CONFECCIONES FIOS, S.A.	CONSEJERO

D. JOSÉ MARÍA CASTELLANO RÍOS	CONFECCIONES GOA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	CHOOLET, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	DENLLO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GLENCARE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GOA-INVEST, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GRUPO MASSIMO DUTTI, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	HAMPTON, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	INDITEX, S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	INVERCARPRO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KENNER, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KETTERING, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KIDDY'S CLASS ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	LEFTIES ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	NIKOLE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	PLATAFORMA EUROPA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	PULL&BEAR LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	SAMLOR, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	SIRCIO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	STEAR, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	STRADIVARIUS ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEMPE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEMPE LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEXTIL RASE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TRISKO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	YEROLI, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA ESPAÑA, S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZINTURA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA BELGIQUE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA NEDERLAND, B.V.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	G.ZARA URUGUAY, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI NORGE, AS	CONSEJERO

D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI SVERIGE AB	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI UK LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO ÖSTERREICH CLOTHING GMBH	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO NEDERLAND, B.V.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	VAJO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZA CLOTHING IRELAND LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZA LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA BELGIQUE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA CANADA, S.A.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA CESKÁ REPUBLIKA, S.R.O.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA DANMARK, AS	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA DEUTSCHLAND, GMBH	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA HELLAS, S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA HOME UK LTD.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA LUXEMBOURG, S.A.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA MEXICO, S.A. DE C.V.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA NEDERLAND, B.V.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA NORGE, AS	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA ÖSTERREICH CLOTHING, GMBH	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA PUERTO RICO INC.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA SUISSE, SARL	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA SVERIGE, AB	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA UK LTD.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA USA INC.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA VASTGOED HELLAS, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA VENEZUELA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	BERSHKA BSK ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	BERSHKA LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	COMDITEL, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CONFECCIONES FIOS, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CONFECCIONES GOA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CHOOLET, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	DENLLO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GLENCARE, S.A.	CONSEJERO

D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GOA-INVEST, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GRUPO MASSIMO DUTTI, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	HAMPTON, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	INDITEX, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	INVERCARPRO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KENNER, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KETTERING, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KIDDY'S CLASS ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	LEFTIES ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	MASSIMO DUTTI LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	NIKOLE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	OYSHO ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	OYSHO LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PLATAFORMA EUROPA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PULL & BEAR ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	SAMLOR, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	SIRCIO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	STEAR, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	STRADIVARIUS ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	TEXTIL RASE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	TRISKO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	YEROLI, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA LOGÍSTICA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZINTURA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	G.ZARA URUGUAY, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	VAJO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZA CLOTHING IRELAND LTD.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZA LTD.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ARGENTINA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA BELGIQUE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA CANADA, S.A.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA CHILE, S.A.	CONSEJERO

D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA DANMARK, AS	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA HOME UK LTD.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ITALIA, S.R.L.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA LUXEMBOURG, S.A.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA MÉXICO, S.A. DE C.V.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA NEDERLAND, B.V.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA NORGE, AS	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ÖSTERREICH CLOTHING, GMBH	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA PUERTO RICO INC.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA SVERIGE, AB	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA UK LTD.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA USA INC.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA VASTGOED HELLAS, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA VENEZUELA, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	G.ZARA URUGUAY, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	VAJO, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA BELGIQUE, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA CANADA, S.A.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA CHILE, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA DANMARK, AS	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA HELLAS, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA LUXEMBOURG, S.A.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA MÉXICO, S.A. DE C.V.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA NORGE, AS	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA SUISSE, SARL	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA SVERIGE, AB	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA VASTGOED, B.V.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA VASTGOED HELLAS, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA VENEZUELA, S.A.	CONSEJERO

B.1.7. Detalle, en su caso, los consejeros de su sociedad que sean miembros del consejo de administración de otras entidades cotizadas en mercados oficiales de valores en España distintas de su grupo, que hayan sido comunicadas a la sociedad:

Nombre o denominación social del consejero	Entidad cotizada	Cargo
ROSP CORUNNA, S.L.	ZELTIA, S.A.	CONSEJERO
D. CARLOS ESPINOSA DE LOS MONTEROS Y BERNALDO DE QUIRÓS	ACCIONA, S.A.	CONSEJERO
D. FRANCISCO LUZÓN LÓPEZ	BSCH	CONSEJERO
D. JUAN MANUEL URGOIT LÓPEZ DE OCAÑA	ACCIONA, S.A.	VICEPRESIDENTE

B.1.8. Complete los siguientes cuadros respecto a la remuneración agregada de los consejeros devengada durante el ejercicio:

a) En la sociedad objeto del presente informe:

Concepto retributivo	Datos en miles de euros
Retribución fija	2.746
Retribución variable	866
Dietas	0
Atenciones Estatutarias	0
Opciones sobre acciones y/o otros instrumentos financieros	1.603
Otros	974
Total:	**6.189**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraidas	0
Primas de seguros de vida	0
Garantías constituidas por la sociedad a favor de los consejeros	0

b) Por la pertenencia de los consejeros de la sociedad a otros consejos de administración y/o a la alta dirección de sociedades de grupo:

Concepto retributivo	Datos en miles de euros
Retribución fija	342
Retribución variable	0
Dietas	0
Atenciones Estatutarias	0
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	0
Total:	**342**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraídas	0
Primas de seguros de vida	0
Garantías constituidas por la sociedad a favor de los consejeros	0

c) Remuneración total por tipologia de consejero:

Tipología consejeros	Por sociedad	Por grupo
Ejecutivos	4.762	342
Externos Dominicales	60	0
Externos Independientes	1.367	0
Otros Externos	0	0
Total:	**6.189**	**342**

d) Respecto al beneficio atribuido a la sociedad dominante:

Remuneración total consejeros (en miles de euros)	6.531
Remuneración total consejeros/ beneficio atribuido a la sociedad dominante (expresado en %)	1,460

B.1.9. Identifique a los miembros de la alta dirección que no sean a su vez consejeros ejecutivos, e indique la remuneración total devengada a su favor durante el ejercicio:

Nombre o denominación social	Cargo
D. FERNANDO AGUIAR MARAGOTO	DIRECTOR DE AUDITORÍA INTERNA
DÑA. LORENA ALBA CASTRO	DIRECTORA DE LOGÍSTICA
D. JOSÉ PABLO DEL BADO RIVAS	DIRECTOR DE PULL&BEAR

D. ÁLVARO CAÑETE DÍAZ	DIRECTOR DE KIDDY'S CLASS
DÑA. EVA CÁRDENAS BOTAS	DIRECTORA DE ZARA HOME
D. DIEGO COPAGO FERNÁNDEZ	DIRECTOR DE COMUNICACIÓN CORPORATIVA
D. JAVIER CHÉRCOLES BLÁZQUEZ	DIRECTOR DE RESPONSABILIDAD CORPORATIVA
D. BORJA DE LA CIERVA ÁLVAREZ DE SOTOMAYOR	DIRECTOR FINANCIERO Y DE CONTROL DE GESTIÓN
D. IGNACIO FERNÁNDEZ FERNÁNDEZ	DIRECTOR DE FISCAL
D. AGUSTÍN GARCÍA-POVEDA FERNÁNDEZ	DIRECTOR GENERAL ADJUNTO
D. MARCOS LÓPEZ GARCÍA	DIRECTOR DE MERCADO DE CAPITALES
D. CARLOS MATO LÓPEZ	DIRECTOR DE ZARA
D. JAVIER MONTEOLIVA DÍAZ	DIRECTOR DE JURÍDICO
D. JORGE PÉREZ MARCOTE	DIRECTOR DE MASSIMO DUTTI
D. OSCAR PÉREZ MARCOTE	DIRECTOR DE BERSHKA
D. RAMÓN REÑÓN TÚÑEZ	DIRECTOR DE EXPANSIÓN
D. ANTONIO RUBIO MERINO	DIRECTOR DE ADMINISTRACIÓN
D. JUAN CARLOS SALGADO BADÁS	DIRECTOR DE SISTEMAS
DÑA. CARMEN SEVILLANO CHAVES	DIRECTORA DE OYSHO
D. JORDI TRIQUELL VALLS	DIRECTOR DE STRADIVARIUS
D. JESÚS VEGA DE LA FALLA	DIRECTOR DE RECURSOS HUMANOS

Remuneración total alta dirección (en miles de euros)	8.358

B.1.10. Identifique de forma agregada si existen cláusulas de garantía o blindaje, para casos de despido o cambios de control a favor de los miembros de la alta dirección, incluyendo los consejeros ejecutivos, de la sociedad o de su grupo. Indique si estos contratos han de ser comunicados y/o aprobados por los órganos de la sociedad o de su grupo:

Número de beneficiarios	11

	Consejo de Administración	Junta General
Órgano que autoriza las cláusulas		

	SÍ	NO
¿Se informa a la Junta General sobre las cláusulas?		X

B.1.11. Indique el proceso para establecer la remuneración de los miembros del consejo de administración y las cláusulas estatutarias relevantes al respecto.

La Junta General es el órgano encargado de aprobar el sistema y la cuantía de las retribuciones de los consejeros.

El artículo 31 de los vigentes Estatutos sociales dispone lo siguiente:

1.- La retribución de los Consejeros consistirá en una remuneración fija anual para cada Consejero cuya cuantía decidirá la Junta General de Accionistas para cada ejercicio social o con validez para los ejercicios que la Junta establezca. Del mismo modo, la Junta General de Accionistas podrá asignar dietas por asistencia a las reuniones del Consejo de Administración o de sus Comisiones Delegadas o Consultivas así como fijar su cuantía.

2.- Adicionalmente, podrán establecerse sistemas de remuneración referenciados al valor de cotización de las acciones o que conlleven la entrega de acciones o de derechos de opción sobre acciones, destinados a los Consejeros. La aplicación de dichos sistemas de retribución deberá ser acordada por la Junta General de Accionistas, que determinará el valor de las acciones que se tome como referencia, el número de acciones a entregar, el precio de ejercicio de los derechos de opción, el plazo de duración de este sistema de retribución y las demás condiciones que estime oportunas.

Asimismo, y previo el cumplimiento de los requisitos establecidos por la Ley podrán establecerse sistemas de retribución similares para el personal, directivo o no, de la Sociedad y de las sociedades de su grupo.

3.- La remuneración prevista en este artículo será compatible e independiente de los sueldos, retribuciones, indemnizaciones, pensiones o compensaciones de cualquier clase, establecidos con carácter general o singular para aquellos miembros del Consejo de Administración que cumplan funciones ejecutivas, cualquiera que sea la naturaleza de su relación con la Sociedad, ya laboral -común o especial de alta dirección-, mercantil o de prestación de servicios, relaciones que serán compatibles con la condición de miembro del Consejo de Administración.

4.- La Sociedad podrá contratar un seguro de responsabilidad civil para sus Consejeros.

Por su parte, el Reglamento del Consejo de Administración establece en su artículo 28:

1.- El consejero tendrá derecho a percibir la retribución que se fije por la Junta General de Accionistas con arreglo a las previsiones estatutarias y de acuerdo con las indicaciones de la Comisión de Nombramientos y Retribuciones.

2.- El Consejo procurará que la retribución del Consejero sea moderada en función de las exigencias del mercado. Asimismo, el Consejo velará para que el importe de la retribución del consejero externo sea tal que ofrezca incentivos para su dedicación, pero no constituya un obstáculo para su independencia.

3.- La Comisión de Nombramientos y Retribuciones elaborará anualmente un informe, que someterá al Consejo de Administración y se incluirá en la Memoria Anual de la Sociedad, detallando de forma individualizada las cantidades percibidas por cada uno de los consejeros en su condición de tal, separando los distintos conceptos, tales como asignaciones fijas, dietas, opciones sobre acciones o cualesquiera otros sistemas de retribución vinculados a las acciones. Adicionalmente, respecto de los consejeros ejecutivos, se mencionará, cuando menos de forma agregada para todos ellos, la remuneración total percibida con cargo a la Sociedad o a sociedades del grupo a título distinto del de consejero.

La Junta General de accionistas celebrada el 20 de julio de 2000 acordó fijar, con vigencia indefinida hasta que una ulterior Junta General acuerde otra cosa, la remuneración de los administradores de INDITEX del siguiente modo, siendo las cantidades señaladas en los apartados siguientes totalmente independientes y plenamente compatibles entre sí:

a) Cada consejero percibirá una cantidad fija anual de 60.101,21€ por el desempeño de su cargo.

b) El Presidente de la Comisión Ejecutiva percibirá una cantidad fija anual adicional de 30.050,60€.

c) Los consejeros que a su vez formen parte de la Comisión Ejecutiva (incluido el Presidente de la Comisión Ejecutiva) percibirán una cantidad fija anual adicional de 30.050,60€.

d) Los Presidentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones percibirán una cantidad fija anual adicional de 18.030,36€.

e) Los consejeros que a su vez formen parte del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones (incluidos sus Presidentes) percibirán una cantidad fija anual adicional de 12.020,24€.

Adicionalmente, se hace constar que la Junta General, en sus reuniones de 20 de julio de 2000, 19 de enero y 20 de abril de 2001, acordó la puesta en marcha de un Plan de Opciones sobre un número máximo de 3.018.400 acciones ordinarias de INDITEX, dirigido a los consejeros de la sociedad, a determinados altos directivos y a otros empleados clave de su Grupo.

El número de opciones finalmente entregadas es consecuencia de la revalorización de la acción de INDITEX en el Mercado de Valores en tres periodos de cómputo distintos. Las opciones son ejercitables dos años después de la finalización de cada uno de los periodos de cómputo de la revalorización, al precio de 2,93 euros, dando derecho, cada opción ejercitada, a una acción de INDITEX.

El 30 de enero de 2004 concluyó el plazo de ejercicio de las opciones devengadas en el primer periodo de cómputo (año 2001). Los consejeros ejercitaron sus opciones sobre un total de 140.272 acciones, las cuales fueron entregadas a los beneficiarios en febrero de 2004, dentro de los plazos establecidos en el propio Plan.

En el año 2003 no se han cumplido las condiciones de revalorización establecidas en el Plan, por lo que los consejeros no han consolidado derechos sobre opciones sobre acciones.

B.1.12. Indique, en su caso, la identidad de los miembros del consejo que sean, a su vez, miembros del consejo de administración o directivos de sociedades que ostenten participaciones significativas en la sociedad cotizada y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Cargo
D. AMANCIO ORTEGA GAONA	GARTLER, S.L.	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN

Detalle, en su caso, las relaciones relevantes distintas de las contempladas en el epígrafe anterior, de los miembros del consejo de administración que les vinculen con los accionistas significativos y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Descripción relación

B.1.13. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento del consejo.

El Consejo de Administración de la sociedad, en consonancia con los cambios introducidos por la Ley Financiera en lo relativo a la regulación del gobierno corporativo de las sociedades cotizadas, así como con las últimas tendencias en esta materia, plasmadas en las recomendaciones del Informe Informe Aldama, acordó, en su reunión de 20 de marzo de 2003, modificar diversas normas de gobierno corporativo de la sociedad, entre ellas el Reglamento del propio Consejo.

Las principales modificaciones introducidas en el Reglamento fueron las siguientes:

a) Reforzar las funciones del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, mediante el establecimiento de la exigencia de que estén compuestos únicamente por consejeros independientes, así como la ampliación de las atribuciones de ambos y la asignación de otras nuevas (entre ellas, la de elaboración por el Comité de Auditoría y Control del informe anual de gobierno corporativo).

b) Incluir la figura del Consejo Social, como órgano asesor de la compañía en materia de responsabilidad social corporativa.

c) Reforzar la figura del consejero independiente mediante la adopción de medidas que garanticen el ejercicio de su función con libertad e independencia, entre ellas la posibilidad de que los consejeros independientes mantengan reuniones entre ellos al margen de los demás miembros del Consejo, y la designación de un coordinador elegido de entre los propios consejeros independientes. Igualmente se introduce la prohibición de designar como consejero independiente a quienes desempeñen el cargo de administrador simultáneamente en más de cuatro sociedades cotizadas distintas de INDITEX.

d) Introducir como obligación del Consejo de Administración la de aprobar el informe anual de gobierno corporativo de forma simultánea a las cuentas anuales de cada ejercicio, así como la de velar por la preparación de la documentación pública anual sobre la base del triple informe financiero, social y medioambiental, siguiendo el modelo de responsabilidad corporativa del Grupo, y con el asesoramiento del Consejo Social.

e) Regular la página web corporativa como instrumento de puesta a disposición del público de toda la información sobre gobierno corporativo de la sociedad, con mención expresa de su contenido, que comprenderá como mínimo:

a. Los Estatutos sociales.

b. Los Reglamentos de la Junta General y del Consejo de Administración y el informe anual de gobierno corporativo.

c. Los informes trimestrales del ejercicio e informes anuales correspondientes a los dos últimos años, junto con los informes de los auditores externos.

d. La composición del Consejo de Administración y de sus Comités y Comisiones.

e. La identificación de los accionistas con participaciones estables, directas e indirectas, de las que tenga conocimiento la sociedad, y su representación en el Consejo de Administración, así como todos los pactos parasociales entre accionistas que de cualquier modo se hayan comunicado a la sociedad o al mercado.

f. Las participaciones accionariales, directas e indirectas, de cada uno de los miembros del Consejo en la sociedad.

g. La autocartera, directa e indirecta, de la sociedad y sus variaciones significativas.

h. La información contenida en las presentaciones hechas a los distintos operadores del mercado y a accionistas significativos.

i. Las operaciones vinculadas de carácter significativo entre la sociedad y sus consejeros, administradores o accionistas.

j. Las convocatorias de las Juntas Generales y la demás información relativa a las mismas que venga exigida por el Reglamento de la Junta General de accionistas de la sociedad vigente en cada momento, así como los acuerdos adoptados en las Juntas Generales celebradas en el ejercicio corriente y en los tres últimos ejercicios cerrados (mientras no hayan transcurrido tres ejercicios completos desde la admisión a negociación en Bolsa de las acciones de la sociedad, los acuerdos adoptados en las Juntas Generales habidas con posterioridad a la salida a Bolsa de la compañía).

k. Las comunicaciones de información relevante remitidas a la CNMV en cumplimiento de lo dispuesto en el artículo 82 de la Ley del Mercado de Valores (en adelante, "LMV"), en los términos previstos en el Reglamento Interno de Conducta.

B.1.14. Indique los procedimientos de nombramiento, reelección, evaluación y remoción de los consejeros. Detalle los órganos competentes, los trámites a seguir y los criterios a emplear en cada uno de los procedimientos.

El sistema de selección, designación y reelección de miembros del Consejo de Administración de INDITEX constituye un procedimiento formal y transparente, regulado expresamente en los Estatutos sociales y en el Reglamento del Consejo.

Los consejeros serán nombrados por la Junta General y ejercerán sus cargos durante el plazo establecido al efecto por ésta, que no podrá exceder de cinco años. Si el acuerdo de su nombramiento no fija plazo de duración del cargo, se entenderá que han sido elegidos por cinco años.

Los consejeros podrán ser reelegidos de modo indefinido, por periodos de igual o menor duración, por la Junta General, quien podrá asimismo acordar la separación de cualquiera de ellos en cualquier momento.

El propio Consejo de Administración podrá cubrir interinamente las vacantes que se produzcan en su seno, designando de entre los accionistas las personas que hayan de ocuparlas hasta la primera Junta General.

Las propuestas de nombramiento de consejeros que someta el Consejo de Administración a la consideración de la Junta General y las decisiones de nombramiento que adopte dicho órgano en virtud de las facultades de cooptación que tiene legalmente atribuidas deberán estar precedidas del correspondiente informe de la Comisión de Nombramientos y Retribuciones.

Cuando el Consejo se aparte de las recomendaciones de la Comisión de Nombramientos y Retribuciones habrá de motivar las razones de su proceder y dejar constancia en acta de sus razones.

El Consejo de Administración y la Comisión de Nombramientos y Retribuciones dentro del ámbito de sus competencias, procurarán que la elección de candidatos recaiga sobre personas de reconocida solvencia, competencia y experiencia, debiendo extremar el rigor en relación con aquéllas llamadas a cubrir los puestos de consejero independiente.

El Consejo de Administración no podrá proponer o designar para cubrir un puesto de consejero independiente a personas que no satisfagan los criterios de independencia establecidos en el apartado 1.(c) del artículo 7 del Reglamento del Consejo de Administración, ni a aquellos que a la sazón desempeñen el cargo de administrador simultáneamente en más de cuatro sociedades cotizadas distintas de la compañía.

Las propuestas de reelección de consejeros que el Consejo de Administración decida someter a la Junta General habrán de sujetarse a un proceso formal de elaboración, del que necesariamente formará parte un informe emitido por la Comisión de Nombramientos y Retribuciones, en el que se evaluarán la calidad del trabajo y la dedicación al cargo de los consejeros propuestos durante el mandato precedente.

En este sentido, la Comisión de Nombramientos y Retribuciones tiene, entre otras, las siguientes responsabilidades:

a) Formular y revisar los criterios que deben seguirse para la composición del Consejo de Administración así como seleccionar los candidatos.

b) Informar las propuestas de nombramiento de consejeros previamente a su nombramiento por la Junta General de accionistas o, en su caso, por el Consejo de Administración por el procedimiento de cooptación.

c) Informar sobre el nombramiento de los cargos internos (Presidente, Vicepresidente(s), Consejero Delegado, Secretario y Vicesecretario) del Consejo de Administración.

d) Proponer al Consejo los miembros que deban formar parte de cada una de las Comisiones.

La solicitud de información a la Comisión de Nombramientos y Retribuciones será formulada por el Consejo de Administración o su Presidente. Asimismo, la Comisión deberá considerar las sugerencias que le hagan llegar el Presidente, los miembros del Consejo, los directivos o los accionistas de la sociedad.

Por lo que se refiere a la evaluación y remoción de los consejeros, la Comisión de Nombramientos y Retribuciones tiene encomendadas expresamente, además, las siguientes funciones:

a) Formular y revisar los criterios que deben seguirse para la selección de los altos directivos de la Sociedad e informar sobre el nombramiento o destitución de los directivos con dependencia inmediata del Consejo de Administración, incluido el Consejero Delegado.

b) Informar anualmente al Consejo sobre la evaluación de desempeño de la alta dirección de la sociedad, y especialmente del Consejero Delegado y su remuneración.

La Comisión de Nombramientos y Retribuciones se reunirá cada vez que el Consejo o su Presidente solicite la emisión de un informe o la adopción de propuestas en el ámbito de sus competencias y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones. En todo caso, se reunirá una vez al año para preparar la información sobre las retribuciones de los consejeros que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual.

B.1.15. Indique los supuestos en los que están obligados a dimitir los consejeros.

El Reglamento del Consejo de Administración, en su artículo 24, establece una previsión respecto de la obligación de los consejeros de dimitir en supuestos que puedan afectar negativamente al funcionamiento del Consejo o al crédito y reputación de INDITEX.

Los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos:

a) Cuando alcancen una determinada edad, en los términos que se detallan en el apartado B.1.20.

b) Cuando cesen en los puestos ejecutivos a los que estuviere asociado su nombramiento como consejero.

c) Cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición previstos en la Ley, en los estatutos o en el Reglamento del Consejo de Administración. En especial, los consejeros independientes deberán poner su cargo a disposición del Consejo y formalizar, en su caso, su dimisión, en el caso de que se vean incursos en alguno de los supuestos de incompatibilidad previstos en el artículo 7.1.(c) de este Reglamento o que de forma sobrevenida lleguen a ostentar el cargo de administrador en más de cuatro sociedades cotizadas distintas de la sociedad.

d) Cuando resulten gravemente amonestados por el Comité de Auditoría y Control por haber infringido sus obligaciones como consejeros.

e) Cuando su permanencia en el Consejo pueda poner en riesgo los intereses de la sociedad o cuando desaparezcan las razones por las que fueron nombrados.

B.1.16. Explique si la función de primer ejecutivo de la sociedad recae en el cargo de presidente del consejo. En su caso, indique las medidas que se han tomado para limitar los riesgos de acumulación de poderes en una única persona:

SÍ [X] NO [ ]

Medidas para limitar riesgos
El Consejero Delegado, D. José María Castellano Ríos, es Vocal del Consejo de Administración desde junio de 1985 y Vicepresidente del Consejo desde febrero de 1997. Las medidas para limitar los riesgos de acumulación de poderes en una única persona se concretan no sólo en la designación de un Vicepresidente del Consejo y Consejero Delegado y en la delegación de facultades en el mismo, sino también en el otorgamiento de amplios poderes a los consejeros ejecutivos, el Director General D. Juan Carlos Rodríguez Cebrián y el Secretario General D. Antonio Abril Abadín, que son complementarios de las facultades delegadas del Presidente y del Consejero Delegado.

B.1.17. ¿Se exigen mayorías reforzadas, distintas de las legales, en algún tipo de decisión?:

SÍ [X] NO [ ]

Indique cómo se adoptan los acuerdos en el consejo de administración, señalando al menos, el mínimo quórum de asistencia y el tipo de mayorías para adoptar los acuerdos:

<u>Adopción de acuerdos</u>

Descripción del acuerdo	Quórum	Tipo de Mayoría
Todos los acuerdos salvo la delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero Delegado, la designación de los consejeros que hayan de ocupar tales cargos y la modificación del Reglamento del Consejo de Administración	Cuando concurran a la reunión, presentes o representados, la mitad más uno de sus componentes	Dos tercios de los consejeros presentes o representados para los acuerdos que exigen mayoría reforzada y mayoría absoluta de los consejeros asistentes a la reunión en el resto de los casos

B.1.18. Explique si existen requisitos específicos, distintos de los relativos a los consejeros, para ser nombrado presidente.

SÍ [ ] NO [X]

Descripción de los requisitos

B.1.19. Indique si el presidente tiene voto de calidad:

SÍ [X] NO [ ]

Materias en las que existe voto de calidad
El Presidente del Consejo de Administración tiene voto de calidad en caso de empate en una votación entre los consejeros asistentes a la reunión.

B.1.20. Indique si los estatutos o el reglamento del consejo establecen algún límite a la edad de los consejeros:

SÍ [X] NO [ ]

Edad límite presidente	
Edad límite consejero delegado	65
Edad límite consejero	68

B.1.21. Indique si los estatutos o el reglamento del consejo establecen un mandato limitado para los consejeros independientes:

SÍ [ ] NO [X]

Número máximo de años de mandato	0

B.1.22. Indique si existen procesos formales para la delegación de votos en el consejo de administración. En su caso, detállelos brevemente.

El artículo 27.3 de los Estatutos Sociales establece que cualquier consejero puede conferir por escrito su representación a otro consejero, con carácter especial para cada reunión, comunicándolo por escrito al Presidente.

En línea con esta previsión, el artículo 19.1 del Reglamento del Consejo de Administración prevé que el Consejo quedará válidamente constituido cuando concurran al menos la mitad de sus miembros, presentes o representados, señalando a continuación que los consejeros harán todo lo posible para acudir a las sesiones del Consejo y, cuando no puedan hacerlo personalmente, procurarán otorgar su representación a otro miembro del Consejo incluyendo las oportunas instrucciones y comunicándolo al Presidente del Consejo de Administración.

B.1.23. Indique el número de reuniones que ha mantenido el consejo de administración durante el ejercicio. Asimismo, señale, en su caso, las veces que se ha reunido el consejo sin la asistencia de su Presidente:

Número de reuniones del consejo	5
Número de reuniones del consejo sin la asistencia del Presidente	1

Indique el número de reuniones que han mantenido en el ejercicio las distintas comisiones del consejo:

Número de reuniones de la comisión ejecutiva o delegada	0
Número de reuniones del Comité de auditoría	6
Número de reuniones de la Comisión de nombramientos y retribuciones	4
Número de reuniones de la comisión de estrategia e inversiones	0
Número de reuniones de la comisión	0

B.1.24. Indique si las cuentas anuales individuales y consolidadas que se presentan para su aprobación al consejo están previamente certificadas:

SÍ [X] NO [ ]

Identifique, en su caso, a la/s persona/s que ha o han certificado las cuentas anuales individuales y consolidadas de la sociedad, para su formulación por el consejo:

Nombre	Cargo
D. JOSÉ MARÍA CASTELLANO RÍOS	VICEPRESIDENTE CONSEJERO DELEGADO
D. BORJA DE LA CIERVA ÁLVAREZ DE SOTOMAYOR	DIRECTOR FINANCIERO Y DE CONTROL DE GESTIÓN

B.1.25. Explique, si los hubierá, los mecanismos establecidos por el consejo de administración para evitar que las cuentas individuales y consolidadas por él formuladas se presenten en la Junta General con salvedades en el informe de auditoría.

El Comité de Auditoría y Control, compuesto íntegramente por consejeros externos independientes, se reúne, sin la presencia de la dirección de la sociedad, con los auditores de las cuentas anuales individuales y consolidadas a fin de revisar las cuentas anuales de la sociedad y la información financiera periódica que deba suministrar el Consejo a los mercados y a sus órganos de supervisión, vigilando el cumplimiento de los requerimientos legales y la correcta aplicación en su elaboración de los principios de contabilidad generalmente aceptados. En dichas reuniones se anticipa cualquier discusión o diferencia de criterio existente entre la dirección de la compañía y los auditores externos, de modo que el Consejo de Administración pueda tomar las medidas oportunas para que los informes de auditoría se emitan sin salvedades.

Durante el ejercicio 2003, los auditores externos han comparecido en cuatro ocasiones en las reuniones del Comité de Auditoría y Control.

Además, con anterioridad a la formulación de estados contables anuales o trimestrales, la dirección de la compañía se reúne también con el Comité de Auditoría y Control, siendo sometida por éste a las preguntas oportunas sobre la aplicación de principios contables, estimaciones realizadas en la preparación de los estados financieros, etc., temas que son objeto de discusión con los auditores externos.

En este sentido, el artículo 43.4 del Reglamento del Consejo de Administración dispone:

El Consejo de Administración procurará formular definitivamente las cuentas de manera tal que no haya lugar a salvedades por parte del auditor. No obstante, cuando el Consejo considere que debe mantener su criterio, explicará públicamente el contenido y el alcance de la discrepancia.

B.1.26. Detalle las medidas adoptadas para que la información difundida a los mercados de valores sea transmitida de forma equitativa y simétrica.

El artículo 42.1 del Reglamento del Consejo de Administración establece que el Consejo de Administración informará al público de manera inmediata sobre:

a) Las informaciones relevantes capaces de influir de forma sensible en la formación de los precios bursátiles.

b) Los cambios relevantes en la estructura de propiedad de la compañía, tales como variaciones en las participaciones significativas, pactos de sindicación y otras formas de coalición, de las que haya tenido conocimiento.

c) Las modificaciones sustanciales de las reglas de gobierno de la compañía.

d) La política de autocartera que, en su caso, se proponga llevar a cabo la sociedad al amparo de las habilitaciones obtenidas en la Junta General y sus modificaciones.

Por su parte, el artículo 42.2 del citado Reglamento dispone que el Consejo de Administración adoptará las medidas precisas para asegurar que la información financiera semestral, trimestral y cualquiera otra que la prudencia exija poner a disposición de los mercados se elabore con arreglo a los mismos principios, criterios y prácticas profesionales con que se elaboran las cuentas anuales y que goce de la misma fiabilidad que esta última. A este último efecto, dicha información será revisada por el Comité de Auditoría y Control.

Además, la sociedad difunde información al mercado siguiendo los principios recogidos en el Reglamento Interno de Conducta, especialmente en lo relativo a que la información debe ser veraz, clara, cuantificada y completa, evitando valoraciones subjetivas que induzcan o puedan inducir a confusión o engaño.

Las comunicaciones al mercado se producen tras realizar los registros pertinentes en su caso en la CNMV y de manera preferente con posterioridad al cierre de los mercados bursátiles españoles, de conformidad con el Reglamento Interno de Conducta, que señala que la comunicación a la CNMV deberá hacerse con carácter previo a su difusión por cualquier otro medio y tan pronto como sea conocido el hecho, se haya adoptado la decisión o firmado el acuerdo o contrato con terceros de que se trate.

Asimismo, las comunicaciones de información relevante son accesibles a través del apartado de la página web de la Sociedad sobre gobierno e información corporativa tan pronto como se comunican a la CNMV.

La sociedad difunde la información relevante al mercado de forma simultánea a través de los siguiente medios:

- Notas de Mercado a una lista de distribución que incluye unas 1.100 entradas con inversores, analistas y medios de información de mercado. La inclusión en la lista de distribución es libre.

- Notas de Prensa a unos 300 medios y agencias de comunicación.

Tras el envío de Notas de Mercado de Resultados Anuales, la sociedad realiza conferencias a través de internet (webcast conference-call) de acceso libre.

Tras el envío de Notas de Mercado de Resultados Trimestrales, la sociedad realiza conferencias telefónicas de acceso libre en las que participan unas 125 instituciones y que incluyen una sesión de preguntas y respuestas.

Semestralmente, el equipo directivo de la sociedad realiza rondas de presentaciones en las principales plazas financieras.

B.1.27. ¿El secretario del consejo tiene la condición de consejero?:

SÍ [X] NO [ ]

B.1.28. Indique, si los hubiera, los mecanismos establecidos por la sociedad para preservar la independencia del auditor, de los analistas financieros, de los bancos de inversión y de las agencias de calificación.

El artículo 43 del Reglamento del Consejo de Administración, bajo el título "Relaciones con los auditores" señala en sus apartados 1, 2 y 3 lo siguiente:

1. Las relaciones del Consejo con los auditores externos de la compañía se encauzarán a través del Comité de Auditoría y Control.

2. El Comité de Auditoría y Control se abstendrá de proponer al Consejo de Administración y éste a su vez se abstendrá de someter a la Junta el nombramiento como auditor de cuentas de la Sociedad de cualquier firma de auditoría que se encuentre incursa en causa de incompatibilidad conforme a la legislación sobre auditoría de cuentas así como aquellas en las que los honorarios que prevea satisfacerle la Sociedad, por todos los conceptos, sean superiores al cinco por ciento de sus ingresos totales durante el último ejercicio.

3. El Consejo de Administración informará públicamente de los honorarios globales que ha satisfecho la compañía a la firma auditora por servicios distintos de la auditoría.

Los mecanismos establecidos para preservar la independencia del auditor externo son los siguientes:

- Corresponde al Comité de Auditoría y Control, integrado exclusivamente por consejeros independientes, proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, el nombramiento de los auditores de cuentas. Asimismo, proponer al Consejo de Administración sus condiciones de contratación, el alcance de su mandato profesional y, en su caso, su revocación o no renovación.

- Entre las funciones del citado Comité está también la de llevar las relaciones con los auditores externos para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como aquellas otras comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.

- Los auditores externos despachan periódicamente con dicho Comité, tal y como se explicó en el punto B.1.25 anterior.

La sociedad informa en su memoria anual consolidada de los honorarios pagados a sus auditores externos por cada concepto diferente a la auditoría de los estados financieros.

En cuanto a los mecanismos establecidos para garantizar la independencia de los analistas financieros, la sociedad, como ya se ha señalado en el apartado B.1.26 anterior, difunde información al mercado siguiendo los principios recogidos en el Reglamento Interno de Conducta, especialmente en lo relativo a que la información debe ser veraz, clara, cuantificada y completa, evitando valoraciones subjetivas que induzcan o puedan inducir a confusión o engaño.

La sociedad no ha contratado servicios a Bancos de Inversión o Agencias de rating durante el ejercicio 2003.

B.1.29. Indique si la firma de auditoría realiza otros trabajos para la sociedad y/o su grupo distintos de los de auditoría y en ese caso declare el importe de los honorarios recibidos por dichos trabajos y el porcentaje que supone sobre los honorarios facturados a la sociedad y/o su grupo.

SÍ [X] NO [ ]

	Sociedad	Grupo	Total
Importe de otros trabajos distintos de los de auditoría (miles de euros)	268	20	288
Importe trabajos distintos de los de auditoría / Importe total facturado por la firma de auditoría (en %)	27,600	0,900	9,200

B.1.30. Indique el número de años que la firma actual de auditoría lleva de forma ininterrumpida realizando la auditoría de las cuentas anuales de la sociedad y/o su grupo. Asimismo, indique el porcentaje que representa el número de años auditados por la actual firma de auditoría sobre el número total de años en los que las cuentas anuales han sido auditadas:

	Sociedad	Grupo
Número de años ininterrumpidos	2	2

	Sociedad	Grupo
Nº de años auditados por la firma actual de auditoría / Nº de años que la sociedad ha sido auditada (en %)	10,500	14,300

B.1.31. Indique las participaciones de los miembros del consejo de administración de la sociedad en el capital de entidades que tengan el mismo, análogo o complementario género de actividad del que constituya el objeto social, tanto de la sociedad como de su grupo, y que hayan sido comunicadas a la sociedad. Asimismo, indique los cargos o funciones que en estas sociedades ejerzan:

Nombre o denominación social del consejero	Denominación de la sociedad objeto	% participación	Cargo o funciones

B.1.32. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con asesoramiento externo:

SÍ [X] NO [ ]

Detalle el procedimiento
La posibilidad de que los consejeros puedan solicitar asesoramiento externo está expresamente contemplada en el Reglamento del Consejo de Administración, que en su artículo 27 dispone lo siguiente: 1. Con el fin de ser auxiliados en el ejercicio de sus funciones, los consejeros externos pueden solicitar la contratación con cargo a la sociedad de asesores legales, contables, financieros u otros expertos. El encargo ha de versar necesariamente sobre problemas concretos de cierto relieve y complejidad que se presenten en el desempeño del cargo. 2. La decisión de contratar ha de ser comunicada al Presidente de la compañía y puede ser vetada por el Consejo de Administración si acredita: a) Que no es precisa para el cabal desempeño de las funciones encomendadas a los consejeros externos; o b) Que su coste no es razonable a la vista de la importancia del problema y de los activos e ingresos de la compañía; o c) Que la asistencia técnica que se recaba puede ser dispensada adecuadamente por expertos y técnicos de la compañía.

B.1.33. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con la información necesaria para preparar las reuniones de los órganos de administración con tiempo suficiente:

SÍ [X] NO [ ]

Detalle el procedimiento
El artículo 17.2 del Reglamento del Consejo de Administración, encuadrado en su capítulo V ("Funcionamiento del Consejo"), después de establecer que la convocatoria de las sesiones ordinarias de dicho órgano se cursará con una antelación mínima de tres días, señala que la convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información relevante debidamente resumida y preparada. Esta previsión se complementa: · Por una parte, con el artículo 26 del citado Reglamento, que reconoce al consejero las más amplias facultades para informarse sobre cualquier aspecto de la compañía (y sus sociedades filiales), para examinar sus libros, registros, documentos y demás antecedentes de las operaciones sociales y para inspeccionar todas sus instalaciones, estableciendo asimismo que el ejercicio de las facultades de información se canalizará a través del Presidente, del Vicepresidente o cualquiera de los Vicepresidentes, en su caso, o del Secretario del Consejo de Administración, quienes atenderán las solicitudes del Consejero facilitándole directamente la información, ofreciéndole los interlocutores apropiados en el estrato de la organización que proceda o arbitrando las medidas para que pueda practicar in situ las diligencias de examen e inspección deseadas. · Por otra parte, con la obligación del consejero de informarse y preparar adecuadamente las reuniones del Consejo y de los órganos delegados a los que pertenezca, a la que se refiere el artículo 29 del Reglamento.

B.1.34. Indique si existe un seguro de responsabilidad a favor de los consejeros de la sociedad.

SÍ [X] NO [ ]

B.2. Comisiones del Consejo de Administración

B.2.1. **Enumere los órganos de administración:**

Nombre del órgano	Nº de miembros	Funciones
CONSEJO DE ADMINISTRACIÓN	10	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMISIÓN EJECUTIVA	7	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
CONSEJERO DELEGADO	1	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMITÉ DE AUDITORÍA Y CONTROL	3	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	3	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME

B.2.2. **Detalle todas las comisiones del consejo de administración y sus miembros:**

COMISIÓN EJECUTIVA O DELEGADA

Nombre	Cargo
D. AMANCIO ORTEGA GAONA	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	VOCAL
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO MIEMBRO
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	VOCAL

COMITÉ DE AUDITORÍA

Nombre	Cargo
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	PRESIDENTE
DÑA. IRENE RUTH MILLER	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO NO MIEMBRO

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

Nombre	Cargo
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	PRESIDENTE
D. FRED HORST LANGHAMMER	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO NO MIEMBRO

COMISIÓN DE ESTRATEGIA E INVERSIONES

Nombre	Cargo

B.2.3. **Realice una descripción de las reglas de organización y funcionamiento, así como las responsabilidades que tienen atribuidas cada una de las comisiones del consejo.**

La Comisión Ejecutiva

La regulación de la Comisión Ejecutiva se encuentra en el Reglamento del Consejo de Administración, en cuyo artículo 13 se establece que estará compuesta por un número de consejeros no inferior a tres ni superior a siete.

La adopción de los acuerdos de nombramiento de los miembros de la Comisión Ejecutiva requerirá el voto favorable de al menos dos tercios de los miembros del Consejo.

Actúa como Presidente de la Comisión Ejecutiva el Presidente del Consejo y desempeña su secretaría el Secretario del Consejo, que podrá ser asistido por el Vicesecretario.

La delegación permanente de facultades por parte del Consejo de Administración a favor de la Comisión Ejecutiva requerirá el voto favorable de las dos terceras partes de los componentes del Consejo y podrá comprender, a elección del Consejo, todas o parte de las facultades del propio Consejo. En todo caso, no podrán ser objeto de delegación en la Comisión Ejecutiva las facultades legal o institucionalmente indelegables ni aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de Administración de los asuntos tratados y de las decisiones adoptadas en sus sesiones.

El Comité de Auditoría y Control

El Comité de Auditoría y Control estará integrado por un mínimo de tres y un máximo de cinco consejeros designados por el propio Consejo, que deberán ser en su totalidad consejeros no ejecutivos. A estos efectos, se entenderá que son ejecutivos el o los consejeros delegados y los que por cualquier otro título desempeñen responsabilidades ejecutivas o directivas dentro de la sociedad o en alguna de las sociedades de su grupo (en el sentido del Artículo 4 de la LMV) y, en todo caso, los que mantengan una relación contractual, mercantil o de otra índole con la sociedad o alguna de las sociedades de su grupo distinta de su condición de consejeros. También lo son quienes, mediante delegación individual de facultades o apoderamiento estables, tengan otorgada la capacidad de decisión en relación con alguna parte del negocio de la sociedad o de su grupo.

El Presidente del Comité de Auditoría y Control será elegido por un plazo que no excederá de cuatro años, debiendo ser sustituido al cumplimiento del citado plazo, y pudiendo ser reelegido una vez transcurrido un plazo de un año desde la fecha de su cese.

El Comité se reunirá, de ordinario, trimestralmente, a fin de revisar la información financiera periódica que haya de remitirse a las autoridades bursátiles así como la información que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual. Asimismo, se reunirá cada vez que lo convoque su Presidente que deberá hacerlo siempre que el Consejo o el Presidente de éste solicite la emisión de un informe o la adopción de propuestas y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones.

Los miembros del equipo directivo o del personal de la sociedad y su grupo estarán obligados a asistir a las sesiones del Comité y a prestarle su colaboración y

acceso a la información de que dispongan cuando el Comité así lo solicite. El Comité podrá igualmente requerir la asistencia a sus sesiones de los auditores de cuentas de la sociedad.

Para el mejor cumplimiento de sus funciones, el Comité de Auditoría y Control podrá recabar el asesoramiento de expertos externos.

La Comisión de Nombramientos y Retribuciones

La Comisión de Nombramientos y Retribuciones estará formada por un número de consejeros no inferior a tres ni superior a cinco, quienes habrán de ser necesariamente consejeros independientes. De entre sus miembros se designará a su Presidente.

La solicitud de información a la Comisión de Nombramientos y Retribuciones será formulada por el Consejo de Administración o su Presidente. Asimismo, la Comisión deberá considerar las sugerencias que le hagan llegar el Presidente, los miembros del Consejo, los directivos o los accionistas de la sociedad.

La Comisión de Nombramientos y Retribuciones se reunirá cada vez que sea convocada por su Presidente, que deberá hacerlo siempre que el Consejo o su Presidente solicite la emisión de un informe o la adopción de propuestas en el ámbito de sus competencias y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones. En todo caso, se reunirá una vez al año para preparar la información sobre las retribuciones de los consejeros que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual.

B.2.4. Indique, en su caso, las facultades de asesoramiento, consulta y en su caso, delegaciones que tienen cada una de las comisiones:

Denominación comisión	Breve descripción
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR EN LA JUNTA GENERAL DE ACCIONISTAS SOBRE LAS CUESTIONES QUE EN ELLA PLANTEEN LOS ACCIONISTAS EN MATERIAS DE SU COMPETENCIA.
COMITÉ DE AUDITORÍA Y CONTROL	PROPONER AL CONSEJO DE ADMINISTRACIÓN, PARA SU SOMETIMIENTO A LA JUNTA GENERAL DE ACCIONISTAS, EL NOMBRAMIENTO DE LOS AUDITORES DE CUENTAS. ASIMISMO, PROPONER AL CONSEJO DE ADMINISTRACIÓN SUS CONDICIONES DE CONTRATACIÓN, EL ALCANCE DE SU MANDATO PROFESIONAL Y, EN SU CASO, SU REVOCACIÓN O NO RENOVACIÓN.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL DEPARTAMENTO DE AUDITORÍA INTERNA DE LA SOCIEDAD Y SU GRUPO, APROBANDO EL PRESUPUESTO DEL DEPARTAMENTO, EL PLAN DE AUDITORÍA INTERNA Y SUPERVISANDO LOS MEDIOS MATERIALES Y HUMANOS TANTO INTERNOS COMO EXTERNOS DEL DEPARTAMENTO DE AUDITORÍA INTERNA PARA DESARROLLAR SU LABOR. INFORMAR SOBRE EL NOMBRAMIENTO DEL DIRECTOR DE AUDITORÍA INTERNA CON CARÁCTER PREVIO AL CORRESPONDIENTE INFORME DE LA COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL PROCESO DE INFORMACIÓN FINANCIERA Y LOS SISTEMAS DE CONTROL INTERNO DE LA SOCIEDAD Y COMPROBAR LA ADECUACIÓN E INTEGRIDAD DE LOS MISMOS.

COMITÉ DE AUDITORÍA Y CONTROL	LLEVAR LAS RELACIONES CON LOS AUDITORES EXTERNOS PARA RECIBIR INFORMACIÓN SOBRE AQUELLAS CUESTIONES QUE PUEDAN PONER EN RIESGO LA INDEPENDENCIA DE ÉSTOS Y CUALESQUIERA OTRAS RELACIONADAS CON EL PROCESO DE DESARROLLO DE LA AUDITORÍA DE CUENTAS, ASÍ COMO AQUELLAS OTRAS COMUNICACIONES PREVISTAS EN LA LEGISLACIÓN DE AUDITORÍA DE CUENTAS Y EN LAS NORMAS TÉCNICAS DE AUDITORÍA.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL CUMPLIMIENTO DEL CONTRATO DE AUDITORÍA, PROCURANDO QUE LA OPINIÓN SOBRE LAS CUENTAS ANUALES Y LOS CONTENIDOS PRINCIPALES DEL INFORME DE AUDITORÍA SEAN REDACTADOS DE FORMA CLARA Y PRECISA Y EVALUAR LOS RESULTADOS DE CADA AUDITORÍA.
COMITÉ DE AUDITORÍA Y CONTROL	REVISAR LAS CUENTAS ANUALES DE LA SOCIEDAD Y LA INFORMACIÓN FINANCIERA PERIÓDICA QUE DEBA SUMINISTRAR EL CONSEJO A LOS MERCADOS Y A SUS ÓRGANOS DE SUPERVISIÓN, VIGILANDO EL CUMPLIMIENTO DE LOS REQUERIMIENTOS LEGALES Y LA CORRECTA APLICACIÓN EN SU ELABORACIÓN DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR AL CONSEJO DE ADMINISTRACIÓN DE CUALQUIER CAMBIO DE CRITERIO CONTABLE SIGNIFICATIVO Y DE LOS RIESGOS DEL BALANCE Y DE FUERA DEL MISMO.
COMITÉ DE AUDITORÍA Y CONTROL	EXAMINAR EL CUMPLIMIENTO DEL REGLAMENTO INTERNO DE CONDUCTA, DEL REGLAMENTO DEL CONSEJO, DEL CÓDIGO ÉTICO INTERNO DE CONDUCTA Y, EN GENERAL, DE LAS REGLAS DE GOBIERNO DE LA COMPAÑÍA Y HACER LAS PROPUESTAS NECESARIAS PARA SU MEJORA.
COMITÉ DE AUDITORÍA Y CONTROL	RECIBIR INFORMACIÓN Y, EN SU CASO, EMITIR INFORME SOBRE LAS MEDIDAS DISCIPLINARIAS QUE SE PRETENDAN IMPONER A MIEMBROS DEL ALTO EQUIPO DIRECTIVO DE LA COMPAÑÍA.
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR DURANTE LOS TRES PRIMEROS MESES DEL AÑO Y SIEMPRE QUE LO SOLICITE EL CONSEJO DE ADMINISTRACIÓN SOBRE EL CUMPLIMIENTO DEL CÓDIGO ÉTICO INTERNO DE CONDUCTA ASÍ COMO HACER PROPUESTAS AL CONSEJO DE ADMINISTRACIÓN PARA LA ADOPCIÓN DE MEDIDAS Y POLÍTICAS TENDENTES A MEJORAR EL CUMPLIMIENTO DEL CÓDIGO.
COMITÉ DE AUDITORÍA Y CONTROL	ELABORAR Y ELEVAR AL CONSEJO DE ADMINISTRACIÓN PARA SU APROBACIÓN UN INFORME ANUAL SOBRE GOBIERNO CORPORATIVO.
COMITÉ DE AUDITORÍA Y CONTROL	ELABORAR UN INFORME ANUAL SOBRE LAS ACTIVIDADES DEL COMITÉ DE AUDITORÍA Y CONTROL.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL FUNCIONAMIENTO DE LA PÁGINA WEB DE LA COMPAÑÍA EN CUANTO A LA PUESTA A DISPOSICIÓN DE LA INFORMACIÓN SOBRE GOBIERNO CORPORATIVO.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	FORMULAR Y REVISAR LOS CRITERIOS QUE DEBEN SEGUIRSE PARA LA COMPOSICIÓN DEL CONSEJO DE ADMINISTRACIÓN ASÍ COMO SELECCIONAR LOS CANDIDATOS.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR LAS PROPUESTAS DE NOMBRAMIENTO DE CONSEJEROS PREVIAMENTE A SU NOMBRAMIENTO POR LA JUNTA GENERAL DE ACCIONISTAS O, EN SU CASO, POR EL CONSEJO DE ADMINISTRACIÓN POR EL PROCEDIMIENTO DE COOPTACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR SOBRE EL NOMBRAMIENTO DE LOS CARGOS INTERNOS (PRESIDENTE, VICEPRESIDENTE(S), CONSEJERO DELEGADO, SECRETARIO Y VICESECRETARIO) DEL CONSEJO DE ADMINISTRACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	PROPONER AL CONSEJO LOS MIEMBROS QUE DEBAN FORMAR PARTE DE CADA UNA DE LAS COMISIONES.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	FORMULAR Y REVISAR LOS CRITERIOS QUE DEBEN SEGUIRSE PARA LA SELECCIÓN DE LOS ALTOS DIRECTIVOS DE LA SOCIEDAD E INFORMAR SOBRE EL NOMBRAMIENTO O DESTITUCIÓN DE LOS DIRECTIVOS CON DEPENDENCIA INMEDIATA DEL CONSEJO DE ADMINISTRACIÓN, INCLUIDO EL CONSEJERO DELEGADO.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR ANUALMENTE AL CONSEJO SOBRE LA EVALUACIÓN DE DESEMPEÑO DE LA ALTA DIRECCIÓN DE LA SOCIEDAD, Y ESPECIALMENTE DEL CONSEJERO DELEGADO Y SU REMUNERACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR LOS SISTEMAS Y LA CUANTÍA DE LAS RETRIBUCIONES ANUALES DE LOS CONSEJEROS Y ALTOS DIRECTIVOS Y ELABORAR LA INFORMACIÓN A INCLUIR EN LA INFORMACIÓN PUBLICA ANUAL SOBRE LA REMUNERACIÓN DE LOS CONSEJEROS A LA QUE SE REFIERE EL ARTÍCULO 28.3.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR EN RELACIÓN CON LAS TRANSACCIONES QUE IMPLIQUEN O PUEDAN IMPLICAR CONFLICTOS DE INTERESES, LAS OPERACIONES CON PERSONAS VINCULADAS O QUE IMPLIQUEN EL USO DE ACTIVOS SOCIALES Y, EN GENERAL, SOBRE LAS MATERIAS CONTEMPLADAS EN EL CAPÍTULO IX DEL REGLAMENTO DEL CONSEJO DE ADMINISTRACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	ELABORAR Y MANTENER ACTUALIZADO UN PLAN DE CONTINGENCIA PARA LA COBERTURA DE VACANTES EN PUESTOS CLAVE DE LA SOCIEDAD Y SU GRUPO.

B.2.5. Indique, en su caso, la existencia de reglamentos de las comisiones del consejo, el lugar en que están disponibles para su consulta, y las modificaciones que se hayan realizado durante el ejercicio. A su vez, se indicará si de forma voluntaria se ha elaborado algún informe anual sobre las actividades de cada comisión.

La regulación del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones se contiene en el Reglamento del Consejo de Administración, no existiendo reglamentos especificos de cada una de ellas.

El texto íntegro del Reglamento del Consejo está disponible para su consulta en la página web corporativa (www.inditex.com).

A lo largo del presente informe se han examinado en detalle las modificaciones introducidas en el Reglamento del Consejo durante el ejercicio.

En cumplimiento de lo previsto en el Art. 14.2.(m) del Reglamento del Consejo de Administración, el Comité de Auditoría y Control elaboró un informe anual sobre las actividades desarrolladas durante el ejercicio 2003.

B.2.6. En el caso de que exista comisión ejecutiva, explique el grado de delegación y de autonomía de la que dispone en el ejercicio de sus funciones, para la adopción de acuerdos sobre la administración y gestión de la sociedad.

Al amparo del artículo 29 de los Estatutos Sociales, el Consejo de Administración constituyó, en marzo de 1997, una Comisión Ejecutiva que tiene delegadas la totalidad de las facultades del Consejo, salvo aquellas legal o estatutariamente indelegables, y aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de los asuntos tratados y de las decisiones adoptadas en sus sesiones, de forma que el Consejo tiene pleno conocimiento de las decisiones de la Comisión Ejecutiva.

B.2.7. Indique si la composición de la comisión ejecutiva refleja la participación en el consejo de los diferentes consejeros en función de su condición:

SÍ [ ] NO [X]

En caso negativo, explique la composición de su comisión ejecutiva
La Comisión Ejecutiva está formada por cuatro consejeros ejecutivos y tres consejeros externos independientes.

B.2.8. En el caso de que exista la comisión de nombramientos, indique si todos sus miembros son consejeros externos:

SÍ [X] NO [ ]

C OPERACIONES VINCULADAS

C.1. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los accionistas significativos de la sociedad:

Nombre o denominación social del accionista significativo	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la operación	Tipo de relación	Importe (miles de euros)
D. AMANCIO ORTEGA GAONA	ZARA ITALIA, S.R.L.	Contractual	COMPRA LOCAL	17.432

C.2. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los administradores o directivos de la sociedad:

Nombre o	Nombre o	Naturaleza de la	Tipo de relación	Importe (miles de

denominación social de los administradores o directivos	denominación social de la sociedad o entidad de su grupo	operación		euros)

C.3. Detalle las operaciones relevantes realizadas por la sociedad con otras sociedades pertenecientes al mismo grupo, siempre y cuando no se eliminen en el proceso de elaboración de estados financieros consolidados y no formen parte del tráfico habitual de la sociedad en cuanto a su objeto y condiciones:

Denominación social de la entidad de su grupo	Breve descripción de la operación	Importe (miles de euros)

C.4. Identifique, en su caso, la situación de conflictos de interés en que se encuentran los consejeros de la sociedad, según lo previsto en el artículo 127 ter de la LSA.

La sociedad no tiene constancia de que ninguno de sus consejeros se encuentre en una situación de conflicto, directo o indirecto, con el interés de la sociedad.

C.5. Detalle los mecanismos establecidos para detectar, determinar y resolver los posibles conflictos de intereses entre la sociedad y/o su grupo, y sus consejeros, directivos o accionistas significativos.

El Reglamento del Consejo de Administración señala en su artículo 32 ("Conflictos de interés"):

"1.- *El consejero deberá abstenerse de asistir e intervenir en las deliberaciones que* afecten a asuntos en los que se halle interesado personalmente.

Se considerará que también existe interés personal del consejero cuando el asunto afecte a:

a) Su cónyuge, salvo que la operación afecte sólo a su patrimonio privativo

b) Los hijos menores de edad, sujetos a patria potestad.

c) Las sociedades en las que desempeñe un puesto de administrador o directivo u ostente una participación significativa, entendiéndose por tal, para el caso de sociedades cotizadas en cualquier mercado secundario oficial español o extranjero, las referidas en el artículo 53 de la Ley 24/1988, de 28 de julio, del Mercado de Valores y en su legislación de desarrollo, y para el caso de sociedades nacionales o extranjeras no cotizadas, toda participación directa o indirecta superior al veinte (20) por ciento de su capital social emitido.

d) Las personas interpuestas, entendiendo por tales, aquéllas que actúen en nombre propio pero por cuenta de cualquiera de las anteriores personas.

2.- El consejero no podrá realizar directa o indirectamente transacciones profesionales o comerciales con la compañía a no ser que informe anticipadamente de la situación de conflicto de intereses, y el Consejo, previo informe de la Comisión de Nombramientos y Retribuciones apruebe la transacción. Tratándose de transacciones dentro del curso ordinario de los negocios sociales y que tengan carácter habitual o recurrente, bastará la autorización genérica de la línea de operaciones y de sus condiciones de ejecución."

Además, el Reglamento del Consejo regula las siguientes situaciones que pueden dar lugar a conflictos de interés:

- La prestación de servicios profesionales en empresas competidoras (artículo 31).
- El uso de los activos de la compañia (articulo 33).
- La utilización de información no pública de la compañía con fines privados (artículo 34).
- El aprovechamiento de las oportunidades de negocios de la compañía (artículo 35).
- El régimen de las operaciones indirectas (artículo 36).

Por otra parte, el articulo 37 del Reglamento del Consejo, bajo el título "Deberes de información del consejero", dispone que el consejero deberá informar a la compañía, entre otros extremos, de cualquier hecho o situación que pueda resultar relevante para su actuación como administrador de la sociedad.

Las normas de conducta establecidas en el Reglamento del Consejo para los consejeros serán aplicables, en la medida en que resulten compatibles con su específica naturaleza, a los altos directivos de la sociedad, tal como expresamente prevé su artículo 1.

Además, el Reglamento Interno de Conducta, en su artículo 5 y tras señalar en su apartado primero que los principios generales que deben regir la actuación de las personas sometidas a conflictos de interés son los de independencia, abstención y confidencialidad, establece lo siguiente:

"5.2. Declaración de conflictos

Las Personas Afectadas deberán comprometerse por escrito a actuar con independencia en sus actividades y a poner en conocimiento de la DCN (Dirección de Cumplimiento Normativo), en el modelo a que a tal efecto se establezca, aquellos conflictos de interés a que estén sometidas por causa de sus actividades fuera del Grupo Inditex, sus relaciones familiares, su patrimonio personal, o por cualquier otro motivo con:

a) Proveedores, talleres ajenos externos y contratistas significativos de bienes o servicios, o sus administradores y apoderados generales.

b) Agentes y franquiciados del Grupo Inditex, o sus administradores y apoderados generales.

c) Personas que se dediquen a actividades similares o análogas a las del Grupo Inditex y que concurran con el Grupo Inditex en los mismos mercados.

d) Asesores externos y proveedores de servicios profesionales del Grupo Inditex."

Entre las facultades que tiene atribuidas la Comisión de Nombramientos y Retribuciones figura la de informar en relación con las transacciones que impliquen o puedan implicar conflictos de intereses, las operaciones con personas vinculadas o que impliquen el uso de activos sociales y, en general, sobre las materias contempladas en el capítulo IX del Reglamento del Consejo de Administración (en el cual figuran encuadrados todos los artículos citados anteriormente). A la vista de

dicho informe, corresponde al Consejo de Administración aprobar, en su caso, la transacción.

D SISTEMAS DE CONTROL DE RIESGOS

D.1. Descripción general de la política de riesgos de la sociedad y/o su grupo, detallando y evaluando los riesgos cubiertos por el sistema, junto con la justificación de la adecuación de dichos sistemas al perfil de cada tipo de riesgo.

La actividad principal del Grupo INDITEX consiste en el diseño, fabricación, suministro, distribución y venta de ropa, complementos, accesorios y artículos para el hogar a través de una red de tiendas, bajo ocho formatos comerciales diferentes que operan con cierta independencia en su gestión de negocio (Zara, Pull & Bear, Massimo Dutti, Bershka, Stradivarius, Oysho, Kiddy's Class y Zara Home), y que estaban presentes en 48 países a la fecha de cierre del ejercicio 2003.

La política de gestión de riesgos de Grupo INDITEX se resume en cuatro aspectos básicos:

- Los riesgos a los que se encuentra sometido el Grupo deben ser medidos objetivamente, evaluando el impacto que tendría la materialización de cada uno de ellos y el nivel de preparación existente en cada momento para evitar su ocurrencia o minimizar su impacto.

- Los riesgos identificados deben ser gestionados activamente, mediante el correcto funcionamiento de sistemas de control interno adecuados a cada tipo de riesgo.

- Si bien cada riesgo es gestionado por el área de negocio correspondiente, debe existir un órgano independiente de las mismas, y dependiente del máximo órgano ejecutivo del Grupo, encargado de mantener actualizado el "mapa de riesgos" y forzar la actuación sobre las áreas en las que el nivel de control interno no se adecue a la importancia del riesgo.

- La evaluación de los riesgos debe realizarse atendiendo a los intereses de todos los participantes en la cadena de generación de valor, es decir, manteniendo el equilibrio de todos los stakeholders o grupos de interés: accionistas, empleados, clientes, proveedores y Sociedad civil en general.

Para gestionar de manera ordenada y eficiente los riesgos típicos del negocio del Grupo INDITEX, éstos se han clasificado en dos grandes grupos: riesgos estratégicos y riesgos operativos.

En los párrafos siguientes se describen los denominadores de cada categoría de riesgos, cuya descripción pormenorizada, junto con la de los sistemas de control interno existentes, se acomete en el apartado siguiente de este informe.

Los riesgos estratégicos se engloban en dos categorías:

- Organizativos: Aquéllos cuya aparición afectaría negativamente al desarrollo del modelo de negocio y, por tanto, al crecimiento (adecuación de las nuevas líneas de negocio, errores en las decisiones de apertura de tiendas por ubicación o por coste, diversidad geográfica, disparidad en las legislaciones aplicables, etc)

- Comerciales: Aquéllos otros relativos al posicionamiento comercial, en especial, los relacionados con la gestión equilibrada de la oferta de producto (colecciones) y la demanda de nuestros clientes (gusto).

Los riesgos operativos se corresponden con los principales componentes de la "cadena de valor" y se han clasificado en cinco grandes categorías:

- Producción y suministro. Aquéllos relacionados con la gestión de las compras de materias primas y con los procesos de fabricación. Las acciones destinadas a reducir los impactos potenciales de los riesgos identificados en este área están diseñadas para minimizar los costes de aprovisionamiento y, al mismo tiempo, maximizar la disponibilidad de producto final en el momento adecuado para su distribución y para asegurar el cumplimiento de los Derechos Humanos en la cadena de suministro.

- Distribución. Aquéllos relacionados con la adecuada gestión de las existencias de producto terminado: la logística de asignación de producto en la cadena de distribución y el almacenamiento del producto terminado en las distintas tiendas. Las acciones destinadas a reducir los potenciales impactos de los riesgos identificados en este área están diseñadas para conciliar un adecuado nivel de inventarios de producto terminado con una máxima capacidad de respuesta ante cambios inesperados de la demanda.

- Financiero. Aquéllos relacionados con la gestión y administración de los activos monetarios e inmobiliarios, respectivamente. Las acciones destinadas a reducir los potenciales impactos de los riesgos identificados en este área están diseñadas para reducir las pérdidas de valor por una inadecuada administración de dichos activos y las relativas al coste de oportunidad derivadas de una gestión financiera inadecuada.

- Recursos Humanos. Aquéllos derivados de las consecuencias de una falta de motivación y fidelidad de nuestros profesionales: desde el diseñador hasta el vendedor en tienda. Las acciones destinadas a reducir los potenciales impactos de los riesgos identificados en este área están diseñadas para reducir los riesgos derivados de la negligencia o mala fe en las actuaciones de los Directivos y aquellos otros relacionados con una excesiva rotación del personal.

- Infraestructura Técnica. Aquéllos relacionados con la gestión eficaz del manejo de la información, de las redes informáticas, robóticas y técnicas en general. Las acciones destinadas a reducir los potenciales impactos de los riesgos identificados en este área están diseñadas para reducir los riesgos derivados de una complejidad excesiva de los sistemas informáticos y aquellos otros relacionados con una potencial parada de los sistemas informáticos.

D.2. Indique los sistemas de control establecidos para evaluar, mitigar o reducir los principales riesgos de la sociedad y su grupo.

A continuación se detallan los riesgos específicos de cada una de las categorías descritas en el apartado anterior, junto con sus respectivos sistemas de evaluación y control, encaminados a la reducción de impactos potenciales:

A) Riesgos Estratégicos

1. Riesgos Organizativos

1.1. Riesgos derivados de un crecimiento basado en la apertura de nuevas tiendas

El modelo de crecimiento de INDITEX se basa en la búsqueda continua de nuevos locales en zonas comerciales, aplicando para ello las mejores prácticas de la organización en la negociación de contratos de alquiler y propiedad.

Este modelo supone tomar decisiones de apertura en nuevos mercados y países, el lanzamiento de nuevas líneas de negocio, contribuyendo a la diversificación del riesgo de INDITEX entre sus múltiples formatos (moda joven de mujer, moda para hombre y niños, hogar, calzado, perfumes, complementos, etc), y trabajar en zonas geográficas con ciclos económicos no sincronizados, con todos los riesgos e incertidumbres que ello implica.

Las decisiones relativas a nuevas aperturas de tiendas, de mercados o de líneas de negocio están sujetas a errores en las estimaciones de venta, de efectos negativos en tiendas ya existentes, cuyos efectos permanecen en el tiempo en la medida que se realizan inversiones no recuperables y que existen compromisos temporales de permanencia en locales alquilados.

Con el fin de reducir nuestra exposición al riesgo en esta área, se realiza un análisis pormenorizado de viabilidad de cada nueva tienda, mercado o línea de negocio, el cual contempla escenarios peores que el estimado, y se realiza un seguimiento del cumplimiento de las cifras estimadas. Por otra parte, el modelo de negocio de INDITEX no sólo se basa en la gestión de nuevas aperturas sino en la mejora de la eficiencia y eficacia de las tiendas ya abiertas, de forma que el crecimiento, vía expansión y diversificación, se vea complementado por el crecimiento orgánico de las tiendas y los formatos ya existentes.

1.2. Riesgos legales derivados de disparidad de legislaciones entre paises

La diversidad de ordenamientos jurídicos en los países en los que INDITEX desarrolla sus actividades puede llevar implícita potenciales incumplimientos legales derivados de la complejidad que conlleva la gestión simultánea de múltiples realidades legales.

Con el fin de reducir nuestra exposición al riesgo en este área, los departamentos Jurídico y Laboral corporativos realizan una labor de coordinación con los distintos responsables y con los asesores legales externos de cada pais o zona geográfica con la finalidad de garantizar un adecuado cumplimiento de la legislación local vigente. En el apartado D5 de este informe se identifica la legislación que habitualmente afecta al Grupo en los países en que opera.

Adicionalmente, el Departamento de Responsabilidad Corporativa realiza periódicamente auditorías sociales con equipos de profesionales independientes, con dominio del idioma y de la legislación laboral y medioambiental local, para garantizar un adecuado respeto tanto de las exigencias en materia laboral contempladas por las Convenciones de la Organización Internacional del Trabajo (OIT) como de los Derechos Humanos recogidos en las principales Convenciones que regulan esta materia.

2 Riesgos Comerciales

2.1. Riesgos derivados de errores en el reconocimiento y asimilación de las tendencias de la moda

Este es el principal riesgo estratégico al que INDITEX se enfrenta de igual forma que cualquiera de sus competidores en el mercado de distribución de moda. Por encima de los costes de producción, el tiempo de respuesta o "lead time" es el principal factor a considerar en el desarrollo del modelo de negocio de INDITEX.

Es el propio modelo de negocio con el que nació INDITEX el que proporciona protección a la volatilidad implícita al negocio de la moda. INDITEX reduce su exposición a este tipo de riesgos a través de la integración vertical de sus operaciones. De esta forma, se acortan los plazos de producción y entrega y, al mismo tiempo, se dota al sistema de fabricación de una flexibilidad que le permite reducir los volúmenes de inventario, conservando la capacidad de maniobra para introducir nuevos productos a lo largo de cada campaña, de manera que se consiga adaptar nuestra oferta a cualquier variación imprevista de la demanda de nuestros clientes.

2.2. Riesgos derivados de la insatisfacción en la experiencia de compra

Para reducir la exposición a este riesgo, INDITEX tiene diseñadas herramientas como: procedimientos estandarizados de "atención al cliente"; programas de formación y seguimiento de encargados de tienda, dependientes y cajeros; equipos que visitan periódicamente las tiendas asegurando que las mismas transmiten la imagen de cada marca; canales de comunicación telefónica con los clientes con el objetivo de asegurar la calidad de servicio de venta y postventa, y las distintas páginas web de cada formato comercial.

B) Riesgos Operativos

3. Riesgos de Producción

3.1. Riesgo de paralización de la cadena de fabricación por desabastecimiento de existencias

Previo a la formalización de los pedidos de compra y con la finalidad de evitar los riesgos derivados de una potencial paralización de nuestras distintas cadenas de producción por falta de suministro de materias primas claves para el proceso productivo, INDITEX efectúa análisis de las capacidades de respuesta de cada uno de nuestros potenciales proveedores antes de la formalización de los mencionados pedidos.

Además, se mantiene un nivel de diversificación prudente, de modo que ningún proveedor del Grupo mantenga un volumen relativo que ponga en peligro la continuidad de la cadena de suministro en caso de parada de dicho proveedor.

3.2. Riesgo de acumulación excesiva de existencias por pedidos a proveedores superiores a las necesidades

La búsqueda de "economías de escala" en los procesos de compra de materias primas y producto terminado puede derivar en una acumulación excesiva en los volúmenes de inventarios. Para lo cual, antes de cada campaña, los distintos Departamentos de Compras fijan los niveles máximos de aprovisionamiento iniciales para cada artículo mediante el presupuesto de compras, cuyo cumplimiento se revisa semanalmente, proporcionando una razonable flexibilidad de la cadena de aprovisionamiento.

3.3. Riesgo de potenciales defectos en el producto terminado

Con el fin de reducir cualquier riesgo potencial derivado de la existencia de defectos en la fabricación del producto terminado, las fábricas propias (Arteixo) gestionan su propio sistema de control de calidad.

En relación con el control de calidad de aquellos otros productos adquiridos a fabricantes externos, éste se realiza de forma aleatoria cuando las mercancías entran en los

distintos almacenes o previamente a su despacho en origen, cuando se trata de mercancías fabricadas fuera de la Unión Europea.

3.4. Riesgo de daño en la imagen de INDITEX por incumplimientos graves al Código de Conducta de Fabricantes y Talleres Externos por nuestros proveedores

Tal y como se detalla en el capítulo correspondiente a la Dimensión Social de las Memorias de Sostenibilidad de 2003 y 2002 y con la finalidad de minimizar los riesgos potenciales de daños en la imagen de INDITEX por determinados comportamientos incorrectos por parte de algún taller o fabricante externo, INDITEX ha desarrollado un Programa de Auditoria Social, basado en la verificación externa e independiente del grado de implantación y cumplimiento del Código de Conducta de Talleres y Fabricantes Externos. Dicho Programa especifica los procedimientos de revisión que garantizan la obtención de la información y de las evidencias sobre las condiciones de trabajo mínimas que todos los Fabricantes y Talleres Externos deben cumplir.

Para dotar de transparencia e independencia al Programa, INDITEX realiza las mencionadas auditorías con equipos de profesionales independientes con dominio de la legislación y del idioma propios del país.

4. Riesgos de Distribución

4.1. Desabastecimiento o acumulación de producto final en tienda

Las previsiones de demanda para cada producto son imperfectas por naturaleza, y tan negativo resulta excederse en el suministro de un producto, inmovilizando recursos financieros en existencias que se deprecian rápidamente, como abastecerlo en cantidad insuficiente, generando experiencias frustradas de compra que desvían clientes hacia los competidores.

Para minimizar las consecuencias de este riesgo potencial, INDITEX tramita dos veces por semana (en el caso de Zara) los pedidos de tienda, formulados por los encargados de la misma y revisados y ajustados antes del despacho de la mercancía, invirtiendo en los últimos años recursos humanos y económicos destinados a mejorar el proceso de pedido y suministro a tienda, reduciendo las ineficiencias de todo proceso estimativo. Además, diariamente, se produce información sobre los niveles de inventario en tienda y se comprueba por los responsables de producto de cada zona.

4.2. Retrasos o errores en el reparto de productos desde almacén hasta las tiendas

El objetivo de mantener una oferta de producto adecuada a las necesidades de los clientes precisa de una elevada rotación del producto terminado.

La gestión de esta elevada rotación de inventarios puede llegar a provocar errores en la logística de asignación de referencias entre los almacenes y las tiendas.

Para reducir la exposición al riesgo en esta área, los sistemas informáticos de INDITEX registran todos los movimiento de mercancías, asegurando unos niveles de confianza adecuados en los picking de producto y, al mismo tiempo, produciendo una información íntegra sobre el resultado de los repartos.

4.3. Concentración física de existencias en centros de distribución

Para garantizar una adecuada optimización de la logística de INDITEX, la distribución del producto terminado se centraliza de forma independiente a través de centros

logísticos ubicados en cada una de las cadenas comerciales, excepto en la cadena comercial Zara (70% aproximadamente de la cifra de negocio de INDITEX) que dispone de dos centros situados en Arteixo y Zaragoza, facilitando de esta forma los planes de contingencia ante potenciales accidentes o paralizaciones de las actividades de distribución por cualquier causa.

Aunque INDITEX gestiona activamente acciones para reducir la exposición de este tipo de riesgos manteniendo rigurosas medidas de seguridad en todos sus centros de distribución, junto con pólizas de seguro que cubren tanto los daños de las existencias como el coste de oportunidad o lucro cesante en caso de siniestro, existe un considerable volumen de existencias expuesto a cualquier accidente o imponderable que pudiera producirse en dichos centros.

5. Riesgos Financieros

5.1. Exposición a riesgo de cambio

Aunque la mayor parte de las operaciones comerciales se realizan en euros, el Departamento Financiero mide sistemáticamente su exposición a los riesgos relacionados con variaciones imprevistas en los tipos de cambio, contratando para ello coberturas y seguros de tipo financiero con la finalidad de minimizar los potenciales impactos de depreciaciones y apreciaciones en las divisas distintas al euro en que se efectúan algunas ventas y aprovisionamientos. Por otra parte, la política de precios de venta en los países que generan mayor exposición al riesgo de cambio se revisa cada campaña con el fin de amortiguar los efectos de cualquier depreciación.

5.2. Información de gestión inadecuada

La toma de decisiones destinada a la consecución de los objetivos corporativos requiere elaborar y mantener permanentemente actualizada la información de gestión. Así, los diferentes Departamentos de INDITEX y, muy especialmente, los Departamentos de Control de Gestión son responsables directos de la generación y supervisión de la calidad de dicha información, respectivamente.

Con la finalidad de reducir la exposición a este tipo de riesgos, INDITEX revisa periódicamente la información de gestión distribuida a los distintos responsables, e invierte en sistemas de seguimiento del negocio y presupuestación, entre otros.

5.3. Administración inmobiliaria sub-óptima

La administración de las más de 1900 tiendas existentes a 31 de enero de 2004 expone a INDITEX a pérdidas económicas derivadas de una administración inmobiliaria deficiente.

INDITEX reduce su exposición a este tipo de riesgos potenciales a través de la normalización de sus contratos de alquiler; del seguimiento de los mismos, controlando la observancia del plan de contingencias para sus inmuebles, que incluye acciones tales como la contratación de seguros, las tareas de mantenimiento de locales y mediante el cumplimiento de la normativa municipal aplicable.

Con la finalidad de reducir la exposición a este tipo de riesgos, cada nueva apertura es analizada por un comité en el que participan los departamentos comerciales, inmobiliario y de control de gestión. Además, se realiza un seguimiento al menos de carácter mensual de las nuevas aperturas en el último año, comparando el desempeño real con el estimado al analizar su viabilidad.

6. Riesgos de recursos humanos y técnicos

6.1. Negligencia o mala fe en actuaciones de Directivos

La operatividad en la gestión exige delegar responsabilidades en el personal directivo, por lo que la posible negligencia o mala fe de éste supone un riesgo consustancial a una cadena de mando profesionalizada.

INDITEX gestiona activamente la exposición a este tipo de riesgos mediante una política de nombramientos supervisada por la Comisión de Nombramientos y Retribuciones, integrada exclusivamente por consejeros independientes. Existe además, un Reglamento Interno de Conducta y un órgano denominado Dirección de Cumplimiento Normativo, al que corresponde, de conformidad con lo previsto en el Art. 10.2.2 del citado Reglamento, cumplir y hacer cumplir las normas de conducta de los Mercados de Valores y las reglas del propio RIC (Reglamento Interno de Conducta), sus procedimientos y demás normativa complementaria actual o futura.

6.2. Rotación del personal

El éxito del desarrollo del modelo de negocio de INDITEX es función directa de la motivación y fidelidad de sus profesionales, en otras palabras, desde el diseñador hasta el dependiente de la tienda.

Para minimizar el riesgo de una excesiva rotación de su personal, el Departamento de Recursos Humanos ha venido desarrollando un plan de fidelización de sus empleados clave, complementándolo con un programa de formación periódica para su plantilla.

En este sentido, la Dirección de Recursos Humanos ha desarrollado programas diseñados para, de una parte, conciliar la calidad en el desempeño profesional de nuestros empleados con la satisfacción que cada profesional obtiene en su puesto de trabajo y, de otra, facilitar el intercambio de puestos de trabajo entre aquellos empleados que desean enriquecer su experiencia en las distintas áreas de la organización.

6.3. Complejidad excesiva o parada de los sistemas informáticos

La fiabilidad de los sistemas informáticos es básica para el desarrollo adecuado de nuestras actividades. La complejidad de nuestras operaciones derivada de la integración vertical junto con la dispersión geográfica de nuestras tiendas, fábricas y talleres externos en más de 40 países puede ocasionar una proliferación excesiva de los mismos, que resultaría antieconómica y contraria al principio de sencillez en su manejo.

Para reducir la exposición a este tipo de riesgos, el Departamento de Informática mantiene un control permanente sobre la racionalización y coherencia de los sistemas, encaminado a minimizar el número de paquetes informáticos, a maximizar la formación de todos los usuarios implicados en el manejo de los mismos y a garantizar la seguridad y estabilidad precisa para el desarrollo ininterrumpido de nuestras actividades.

Por otra parte, existen sistemas de contingencia en caso de parada informática, con duplicidad de equipos y almacenamiento de datos en ubicación distinta al del Centro principal, que reducirían las consecuencias de una avería o parada a una franja de sólo algunas horas.

D.3. En el supuesto, que se hubiesen materializado algunos de los riesgos que afectan a la sociedad y/o su grupo, indique las circunstancias que los han motivado y si han funcionado los sistemas de control establecidos.

Todos los riesgos descritos en el apartado anterior son consustanciales al modelo de negocio y a la actividad de distribución minorista de INDITEX. Por ello, todos y cada uno de ellos se materializan en alguna medida a lo largo de cada ejercicio económico. Es precisamente de dicha ocurrencia de la que nace el conocimiento y evaluación de los riesgos que hace la Dirección del Grupo.

Sin embargo, muy pocos de los riesgos descritos anteriormente han tenido una incidencia significativa en la organización durante el último ejercicio. El único riesgo materializado de manera importante durante 2003 es el riesgo de cambio. Las depreciaciones de diversas divisas latinoamericanas durante 2002 y 2003, junto con la fuerte apreciación del euro frente al dólar, han reducido el crecimiento de los ingresos contables y reducido los márgenes de beneficio esperados.

Los sistemas de medición del riesgo y de control y mitigación funcionaron adecuadamente: con los resultados del primer trimestre de 2003 se publicó un anexo informativo explicando el impacto que se esperaba de la evolución de las divisas, y la política de coberturas del Grupo, detallando los riesgos que podían ser cubiertos y su impacto en los resultados esperados.

Las coberturas contratadas por el Grupo funcionaron amortiguando la parte de los riesgos que podía haber sido cubierta. La política de precios de venta al público se revisó antes de comenzar cada campaña, permitiendo también una recuperación parcial de los márgenes de explotación de las filiales afectadas por las depreciaciones.

D.4. Indique si existe alguna comisión u otro órgano de gobierno encargado de establecer y supervisar estos dispositivos de control y detalle cuales son sus funciones.

La búsqueda de la excelencia en la gestión, unida al deseo de la máxima transparencia informativa, ha llevado a INDITEX a la creación de un Departamento de Auditoría Interna, que realizará una evaluación sistemática de la eficacia en los procesos de identificación, control y gestión de riesgos. Este Departamento, creado en el ejercicio 2003, generará valor mediante una actividad independiente y objetiva de aseguramiento y consulta a disposición del Consejo de Administración.

Así, de conformidad con lo previsto en el art. 14.2 c) del Reglamento del Consejo de Administración, corresponde al Comité de Auditoría y Control, integrado exclusivamente por Consejeros independientes de INDITEX, supervisar el departamento de Auditoría Interna de la Sociedad y su grupo, aprobando su presupuesto y el plan de auditoría interna y supervisando sus medios materiales y humanos, tanto internos como externos.

El propósito, la autoridad y la responsabilidad de la actividad de Auditoría Interna estarán definidos formalmente en un estatuto, que será aprobado por el Consejo, previo informe del Comité de Auditoría y Control.

La actividad de Auditoría Interna evaluará las exposiciones al riesgo referidas a procesos y sistemas de información financieros y sistemas de control internos de INDITEX, mencionados en los apartados D.1. y D.2, comprobando la adecuación e integridad de los mismos, en línea con lo previsto en el artículo 14.2 d) del Reglamento del Consejo. Además, evaluará y emitirá recomendaciones sobre aquellos riesgos de

cualquier clase identificados como relevantes en el mapa de riesgos de INDITEX, de acuerdo con las prioridades marcadas por su Comité de Auditoría y Control.

El Director de Auditoría Interna presentará periódicamente informes sobre las actividades de su departamento en lo referido a su plan de trabajo y resultados del mismo.

La actividad de Auditoría Interna contribuirá a fortalecer el modelo de Responsabilidad Social Corporativa de INDITEX, de modo que se cumpla lo dispuesto en su Código Ético Interno de Conducta en el sentido de que "... todas las operaciones de INDITEX se desarrollarán bajo un prisma ético y responsable, todas las personas que mantengan de forma directa o indirecta cualquier relación laboral, económica, social o industrial con INDITEX recibirán un trato justo y digno y el desarrollo de las actividades de INDITEX se llevará a cabo de la manera más respetuosa con el medio ambiente..."

El plan de trabajo de Auditoría Interna se basa en una evaluación inicial de los riesgos que será revisada periódicamente por el Comité de Auditoría y Control.

Con la creación y desarrollo de los Departamentos de Auditoría Interna y Responsabilidad Social Corporativa, INDITEX responde a las exigencias actuales en materia de gestión de riesgos corporativos en España.

Por último y con una periodicidad anual, el Informe Anual de Gobierno Corporativo contendrá información detallada sobre las actividades y resultados del Departamento de Auditoria Interna de forma que los distintos "grupos de interés" que se relacionan con INDITEX (accionistas, empleados, clientes, proveedores y sociedades en las que desarrollamos nuestras actividades de fabricación, distribución y/o comercialización) conozcan en detalle las medidas que INDITEX adopta para minimizar los riesgos típicos del negocio.

D.5. Identificación y descripción de los procesos de cumplimiento de las distintas regulaciones que afectan a su sociedad y/o a su grupo.

INDITEX opera tiendas en más de cuarenta países, por lo que está obligada al cumplimiento de diferentes legislaciones. Precisamente, la diversidad de legislaciones ha sido identificada como uno de los riesgos organizativos más importantes a los que se enfrenta el Grupo, según se describe en al apartado D2.

La legislación que afecta a INDITEX en el desarrollo de sus operaciones puede clasificarse en dos categorías:

- Legislación común a cualquier sociedad:
    - Legislación mercantil, relativa al derecho de sociedades, normas contables, contratos comerciales, etc.
    - Legislación laboral, que regula la relación con sus trabajadores en lo referente a salarios, horarios de trabajo, calendario laboral, prevención y seguridad, etc.
    - Legislación de mercado de valores, que afecta a todas las sociedades cotizadas.
    - Legislación fiscal, relativa a los impuestos a los que se somete la actividad y los beneficios del Grupo
    - Legislación aduanera, referente a los movimientos transfronterizos de mercancía.
- Legislación específica relacionada con la actividad de INDITEX:

- Legislación de propiedad intelectual e industrial, relacionada con los derechos sobre diseños y marcas.

- Legislación de comercio, que regula las licencias de apertura de tiendas, horarios comerciales, periodos de rebajas, y todo aquello relacionado con la distribución minorista.

- Derecho de competencia, que afecta específicamente a las relaciones con franquiciados y sociedades de Joint Venture.

- Legislación inmobiliaria, que afecta fundamentalmente a los arrendamientos de los locales comerciales en los que se ubican las tiendas del grupo.

- Legislación de consumo, que afecta a las condiciones que debe reunir el producto que se vende en las tiendas, especialmente en relación con el etiquetado y el embalaje.

Con el *fin de reducir la exposición al riesgo de incumplimiento de las diferentes* legislaciones a las que el Grupo se encuentra sujeta, los departamentos Jurídico y Laboral corporativos realizan una labor de coordinación con los distintos responsables geográficos y con los asesores legales externos de cada país con la finalidad de garantizar un adecuado cumplimiento de la legislación local vigente.

E JUNTA GENERAL

E.1. Enumere los quórum de constitución de la junta general establecidos en los estatutos. Describa en qué se diferencian del régimen de mínimos previsto en la Ley de Sociedades Anónimas (LSA).

Tanto el artículo 21.1 de los Estatutos sociales como el artículo 15 del Reglamento de la Junta General disponen que la Junta General quedará validamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el cincuenta por ciento del capital social suscrito con derecho de voto. En segunda convocatoria, con carácter general, quedará válidamente constituida la Junta General cualquiera que sea el capital concurrente a la misma. No obstante, si la Junta está llamada a deliberar sobre el aumento o la reducción del capital social, la emisión de obligaciones, la transformación de la sociedad, la fusión por creación de una nueva sociedad o mediante absorción de la sociedad por otra entidad, la escisión total o parcial, la cesión global del activo y pasivo, la sustitución del objeto social así como cualquier otra modificación de los Estatutos sociales, será necesaria, en segunda convocatoria, la concurrencia del veinticinco por ciento del capital social suscrito con derecho de voto.

Por tanto, la única diferencia entre dicho régimen y el que establece la LSA, tanto con carácter general (Art. 102) como para supuestos especiales (Art. 103), radica en el quórum necesario para la constitución de la Junta General en primera convocatoria con arreglo al artículo 102 LSA, que los Estatutos y el Reglamento de la Junta de la sociedad han igualado con el quórum de constitución de la Junta en primera convocatoria con arreglo al artículo 103 LSA (accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto).

Ello está expresamente permitido por el propio artículo 102 LSA cuando, tras disponer que la Junta General de accionistas quedará válidamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos,

el veinticinco por ciento del capital suscrito con derecho a voto, a continuación prevé que los estatutos puedan fijar un quórum superior.

E.2. Explique el régimen de adopción de acuerdos sociales. Describa en qué se diferencia del régimen previsto en la LSA.

Una vez finalizado el turno de intervenciones de los accionistas y facilitadas las respuestas conforme a lo previsto en el Reglamento de la Junta General, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que hubieran sido propuestos por los accionistas sin que por mandato legal sea preciso que figuren en él.

Si se hubieran formulado propuestas relativas a asuntos no comprendidos en el orden del día y sobre las que la Junta pueda resolver, el Presidente decidirá el orden en que serán sometidas a votación. En caso contrario, la votación de las propuestas de acuerdos seguirá el orden del día establecido al efecto.

No será necesario que el Secretario dé lectura íntegra previa a aquellas propuestas de acuerdo cuyos textos hubiesen sido facilitados a los accionistas al comienzo de la sesión. En todo caso, el Secretario indicará a los asistentes qué propuesta de acuerdo procede votar en cada momento, y resumirá el contenido esencial de los acuerdos cuya lectura íntegra se haya omitido en virtud de lo dispuesto anteriormente. Si se hubieran formulado propuestas de acuerdos alternativas a las presentadas por el Consejo de Administración respecto de los puntos incluidos en el orden del día, se votará en primer lugar la propuesta formulada por el Consejo y, si procede, las realizadas por otros proponentes en orden cronológico atendiendo al momento de su presentación.

Aprobada por la Junta una propuesta de acuerdo, decaerán automáticamente las restantes relativas al mismo punto del orden del día que sean incompatibles con ella, sin que proceda, por tanto, someterlas a votación.

Por regla general y sin perjuicio de que, a juicio del Presidente, puedan emplearse otros sistemas alternativos cuando las circunstancias así lo requieran, a los efectos de la votación de las propuestas de acuerdos se procederá a determinar el sentido de los votos formulados por los accionistas como sigue:

a) Cuando se trate de propuestas de acuerdos relativos a asuntos comprendidos en el orden del día, se considerarán votos a favor los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a las acciones cuyos titulares o representantes manifiesten que votan en contra, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta.

b) Cuando se trate de propuestas de acuerdos relativos a asuntos no comprendidos en el orden del día, se considerarán votos contrarios los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a las acciones cuyos titulares o representantes manifiesten que votan a favor, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta.

Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta, salvo disposición legal o estatutaria en contrario. En caso de empate se considerará desestimada la proposición.

Efectuada la votación de cada propuesta en los términos previstos en el párrafo precedente, el Presidente proclamará el resultado manifestando si el acuerdo ha sido aprobado o rechazado.

La Junta General de accionistas de la sociedad, celebrada el 18 de julio de 2003, acordó suprimir el requisito de mayoría cualificada para que la Junta pudiese acordar el aumento o la reducción de capital social, la emisión de obligaciones, la transformación de la sociedad, la fusión por creación de una nueva sociedad o mediante absorción de la sociedad por otra entidad, la escisión total o parcial, la cesión global del activo y pasivo, la sustitución del objeto social así como para cualquier otra modificación de los Estatutos sociales.

Aunque la posibilidad de elevar los quórum y las mayorías previstas en la Ley se encuentra expresamente contemplada en la LSA (artículo 103.3), el Consejo acordó proponer a la Junta dicha modificación por considerar que esta medida de blindaje estatutario, aunque frecuente en las sociedades cotizadas españolas, resultaba contraria al principio de transparencia hacia los accionistas.

Como ya se expuso en el apartado B.1.19 anterior, esta modificación, unida a la eliminación de la exigencia de que el Presidente del Consejo de Administración tuviera que ser designado de entre los miembros con una antigüedad como consejero superior a tres años, salvo voto favorable de las dos terceras partes del Consejo, supuso la eliminación de las únicas medidas de blindaje contempladas hasta ese momento en los Estatutos Sociales.

Por tanto, en la actualidad el régimen de mayorías para la adopción de acuerdos sociales no difiere del establecido en el artículo 93.1 de la LSA.

E.3. Relacione los derechos de los accionistas en relación con las juntas generales, que sean distintos a los establecidos en la LSA.

Dentro de los derechos que el artículo 48 de la LSA reconoce al accionista, se pueden poner en relación con las Juntas Generales los siguientes: el de asistir y votar en las juntas generales y el de impugnar los acuerdos sociales así como el de información.

Estos derechos son objeto de desarrollo en los artículos 104 ("Legitimación para asistir a la junta"), 105 ("Limitaciones de los derechos de asistencia y voto"), 106 ("Representación"), 112 ("Derecho de información") y 115 y siguientes (relativos a la impugnación de acuerdos sociales) de la LSA.

Los derechos de los accionistas de INDITEX en relación con las juntas generales son escrupulosamente respetados por la sociedad, en los términos establecidos en la legislación vigente, en los Estatutos sociales y en el Reglamento de la Junta General.

Además, la sociedad ha iniciado un proceso de revisión de sus Estatutos y del Reglamento de la Junta, con objeto de incorporar a dichas normas internas las modificaciones introducidas por la Ley de Transparencia, el cual quedará finalizado en la Junta General Ordinaria de accionistas que se celebrará el próximo mes de julio de 2004.

Derecho de información del accionista

El Departamento de Relación con Inversores y la Oficina del Accionista de INDITEX están a disposición de los accionistas para facilitar toda la información sobre la Junta General que puedan requerir. Con carácter previo a la Junta General, se

remite a aquellos accionistas que lo solicitan una copia del informe público anual y la documentación relevante en relación con los asuntos del orden del día.

Además, el Reglamento de la Junta General de accionistas detalla la información que la sociedad pondrá a disposición de éstos, desde la publicación del anuncio de convocatoria, señalando que los accionistas pueden obtener, de forma inmediata y gratuita, en el domicilio social, así como solicitar la entrega o envío gratuito, de tales documentos e informaciones, los cuales se incorporan asimismo a la página web de la sociedad.

Por otra parte, la sociedad atiende, en la medida de lo posible, las solicitudes de información que, en relación con los asuntos comprendidos en el orden del día de la Junta General, se formulen por los accionistas, tanto con anterioridad a la reunión de la Junta General como en el propio acto de su celebración a través del turno de intervenciones, en el que pueden intervenir todos los accionistas asistentes a la Junta que lo deseen y cuyas intervenciones son siempre objeto de respuesta.

Las respuestas a cuestiones significativas, que sean facilitadas a los accionistas con anterioridad a la fecha de la reunión, son puestas a disposición de todos los accionistas concurrentes a la Junta al comienzo de la sesión, y se divulgan igualmente en la página web de la sociedad.

Asistencia a las Juntas Generales. Derecho de voto

El derecho de asistencia es objeto de tratamiento en el apartado E.9.

Representación en la Junta General

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque no sea accionista. La representación es siempre revocable.

E.4. Indique, en su caso, las medidas adoptadas para fomentar la participación de los accionistas en las juntas generales.

Además de la publicación de los anuncios previstos en la Ley y en los Estatutos y de la puesta a disposición de los accionistas en el domicilio social de la compañía, de forma gratuita, de la información y la documentación relacionada con el orden del día de la reunión, la sociedad difundió la convocatoria de la Junta General celebrada el 18 de julio de 2003 a través de la web corporativa, incorporando toda la documentación relevante para facilitar la asistencia y la participación de los accionistas, incluidos el orden del día, los informes de los administradores y la restante documentación relativa a la Junta General exigida por la Ley.

Por otra parte, el Reglamento de la Junta General de accionistas, aprobado en la citada reunión, incorporó nuevos instrumentos dirigidos a favorecer la participación de los accionistas, en particular, a través del desarrollo de los derechos de información, asistencia y representación.

En este sentido, los artículos 9 y 10 del Reglamento de la Junta General establecen lo siguiente:

"Artículo 9. Información a disposición desde la convocatoria

Desde la publicación del anuncio de convocatoria, la Sociedad pondrá a disposición de los accionistas la siguiente información:

(a) Los documentos (tales como, entre otros, las cuentas anuales, propuesta de aplicación del resultado, informes de gestión, informes de auditoría, informes de administradores, propuestas de acuerdos, texto literal de modificaciones estatutarias, informes de auditores y/o expertos independientes, proyectos de *fusión o escisión) que deban facilitarse obligatoriamente por imperativo legal en* relación con los distintos puntos incorporados al orden del día;

(b) El texto íntegro de las propuestas de acuerdos que el Consejo de Administración somete a la deliberación y aprobación de la Junta en relación con los distintos puntos del orden del día. Excepcionalmente, el Consejo de Administración podrá omitir la publicación de aquellas propuestas para las que la Ley o los Estatutos no exijan su puesta a disposición de los accionistas desde la fecha de la convocatoria de la Junta General, cuando considere que concurren motivos justificados que desaconsejen su publicación previa;

(c) Informaciones de carácter práctico relacionadas con la Junta y la forma de ejercicio de sus derechos por los accionistas, tales como, entre otras:

(i) Instrucciones para efectuar delegaciones de voto.

(ii) Información sobre la ubicación del lugar donde vaya a celebrarse la Junta y la forma de acceder al mismo.

(iii) Información, en su caso, sobre sistemas o procedimientos que faciliten el seguimiento de la Junta, tales como mecanismos de traducción simultánea, difusión a través de medios audiovisuales, informaciones en otros idiomas, etc.

(iv) Información sobre los servicios de atención al accionista (número de teléfono, correo electrónico, oficinas) y su horario de funcionamiento.

(d) Cualesquiera otras informaciones que se estimen convenientes para facilitar la asistencia y participación de los accionistas en la Junta General.

Los accionistas podrán obtener, de forma inmediata y gratuita, en el domicilio social, así como solicitar la entrega o envío gratuito, de los documentos e informaciones referidos en los apartados anteriores, en los términos establecidos legalmente. Asimismo, tales documentos e informaciones se incorporarán a la página web de la Sociedad.

Artículo 10. Derecho de información previo a la celebración de la Junta General

Todo accionista podrá solicitar por escrito al Consejo de Administración, con anterioridad a la reunión de la Junta General, los informes o aclaraciones que estime precisos acerca de los asuntos comprendidos en el orden del día u otras cuestiones de interés sobre las que la Ley extienda el derecho de información del accionista. Asimismo, los accionistas podrán recabar cualquier otra información que precisen sobre la Junta General a través de la página web de la Sociedad o del número de teléfono del servicio de atención al accionista que se establecerá al efecto y que se divulgará oportunamente.

El Consejo de Administración está obligado a proporcionar la información solicitada, salvo en los casos en que (i) la publicidad de los datos solicitados pueda perjudicar, a juicio del Presidente, los intereses sociales (si bien no podrá alegarse esta excepción cuando la solicitud esté apoyada por accionistas que representen, al menos, un veinticinco por ciento del capital social); (ii) la petición de información o aclaración no se refiera a asuntos comprendidos en el orden del día siempre que

no se trate de aquellas cuestiones de interés a las que refiere el párrafo anterior; (iii) la información o aclaración solicitada no sea razonablemente necesaria para formar opinión sobre las cuestiones sometidas a la Junta o, por cualquier causa, merezca la consideración de abusiva, o (iv) cuando así resulte de disposiciones legales o reglamentarias.

Las respuestas a las solicitudes de información formuladas se cursarán por el Consejo de Administración en pleno, por cualquiera de sus miembros, por su Secretario, aunque no fuera miembro del Consejo, o cualquiera otra persona expresamente facultada por el Consejo de Administración a tal efecto.

En los términos prevenidos legalmente, las solicitudes de información se responderán por escrito y con anterioridad a la Junta General, salvo que por las características de la información requerida no resultare procedente. Las solicitudes de información que, por la proximidad a la fecha de celebración de la Junta, no puedan ser contestadas antes de ella, o bien se formulen en el propio acto de la Junta, se responderán en el curso de la Junta General, conforme a lo previsto en este Reglamento o, en su caso, en el plazo más breve posible desde la fecha de celebración de la Junta respetando en cualquier caso el plazo máximo legalmente establecido al efecto.

Las respuestas otorgadas a cuestiones significativas que sean facilitadas a los accionistas con anterioridad a la fecha de la reunión, serán puestas a disposición de todos los accionistas concurrentes a la Junta al comienzo de la sesión, y se divulgarán igualmente en la página web de la Sociedad."

El derecho de información se completa con los de asistencia y representación, que se tratan en el apartado E.9 siguiente.

E.5. Indique si el cargo de presidente de la junta general coincide con el cargo de presidente del consejo de administración. Detalle, en su caso, qué medidas se adoptan para garantizar la independencia y buen funcionamiento de la junta general:

SÍ [X] NO [ ]

Detalle las medidas
El artículo 19 del Reglamento de la Junta General, en desarrollo del artículo 22 de los Estatutos de la sociedad, dispone que la Junta General será presidida por el Presidente del Consejo de Administración o, en su defecto, por el Vicepresidente que lo sustituya según los Estatutos sociales, y a falta de Presidente y Vicepresidente, por el accionista que la propia Junta designe. Una vez que la mesa de la Junta haya formulado la lista de los asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas que concurran, el Presidente declarará la Junta válidamente constituida, someterá a su deliberación los asuntos que hayan de ser tratados según el orden del día o el acuerdo previo en las Juntas Universales, dirigirá y ordenará el desarrollo de los debates señalando el orden de intervención y *concediendo la palabra a todos los accionistas que lo hayan solicitado por escrito y a continuación a quienes lo* interesen verbalmente, pudiendo establecer turnos de intervención en favor y en contra de la propuesta y limitar el número de los que han de intervenir en uno u otro sentido o el tiempo en el uso de la palabra, declarará los asuntos suficientemente discutidos y ordenará proceder a la votación, proclamando el resultado de ésta a continuación. Todos estos aspectos, así como otros tendentes al buen funcionamiento de la Junta General, son desarrollados en detalle por el Reglamento de la Junta. Por último, y como garantía de la independencia y del buen funcionamiento de la Junta General, debe hacerse mención, por una parte, a que la formación de la lista de asistentes y el cómputo del quórum de asistencia para la válida constitución de la Junta se encomiendan a una empresa de reconocido prestigio en su sector de actividad y que actúa con sujeción a una práctica profesional acreditada; y, por otra parte, a que el Consejo de Administración, en cumplimiento de lo previsto en el artículo 7.2 del Reglamento de la Junta General, requiere la presencia de un Notario para que levante al acta de la Junta.

E.6. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento de la junta general.

La Junta General de accionistas de la sociedad, celebrada el 18 de julio de 2003, acordó *aprobar un Reglamento de la Junta General de accionistas de INDITEX.*

Dicho Reglamento, que tiene por finalidad regular el funcionamiento de la Junta en cuanto a su convocatoria, preparación, información, concurrencia, desarrollo y ejercicio de los derechos políticos, e informar a los Sres. accionistas de sus derechos y deberes en relación con la misma, se propone cumplir con un triple propósito:

- Aplicar un criterio de transparencia al hacer públicos, desarrollando las normas legales y estatutarias, los procedimientos de preparación y celebración de las Juntas Generales.

- Concretar las formas de ejercicio de los derechos políticos de los accionistas con ocasión de la convocatoria y celebración de las Juntas Generales.

- Sistematizar el proceso de preparación y desarrollo de la Junta General, en la certeza de que todo ello redundará en beneficio de los accionistas, constituyéndose este documento en la referencia obligada para su informada participación en las Juntas Generales.

E.7. Indique los datos de asistencia en las juntas generales celebradas en el ejercicio al que se refiere el presente informe:

Datos de asistencia

Fecha Junta General	% de presencia física	% en representación	% voto a distancia	Total
18-07-2003	7,750	76,170	0,000	84

E.8. Indique brevemente los acuerdos adoptados en las juntas generales celebrados en el ejercicio al que se refiere el presente informe y porcentaje de votos con los que se ha adoptado cada acuerdo.

La Junta General de accionistas de INDITEX, en su reunión celebrada el 18 de julio de 2003, adoptó, con arreglo al orden del día, los siguientes acuerdos que se resumen a continuación:

Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de INDITEX, S.A. y de su grupo consolidado (Grupo INDITEX), correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.

Se aprobaron las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el informe de gestión de INDITEX, S.A., así como las Cuentas Anuales y el informe de gestión consolidado del Grupo INDITEX, correspondientes al ejercicio 2002 (finalizado el 31 de enero de 2003), formuladas por el Consejo de Administración en su reunión del día 20 de marzo de 2003 y firmadas por todos los consejeros.

Se aprobó asimismo la gestión del Consejo de Administración de INDITEX, S.A. correspondiente al ejercicio 2002.

Este acuerdo fue aprobado por mayoría del 99,67%, con 464 votos en contra y 1.674.197 abstenciones.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Se aprobó la propuesta de aplicación del resultado positivo del ejercicio social 2002 (finalizado el 31 de enero de 2003), de acuerdo con el Balance antes aprobado, por importe de ciento ochenta y siete millones ciento sesenta y cuatro mil euros, a distribuir del siguiente modo:

MILES DE EUROS	
A reservas voluntarias	99.898
A dividendos	87.266
TOTAL	187.164

Se acordó retribuir las acciones con derecho a dividendo con la cantidad bruta de catorce céntimos de euro por acción.

Este acuerdo fue aprobado por mayoría del 99,99%, con 0 votos en contra y 120 abstenciones.

Tercero.- Ratificación y nombramiento, en su caso, de consejero.

Se procedió a aprobar y ratificar el nombramiento de D. Antonio Abril Abadín como vocal del Consejo de Administración, acordado por este Órgano en su reunión de 12 de diciembre de 2002 y a designar al Sr. Abril Abadín para desempeñar el cargo de consejero por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de la Junta General.

Este acuerdo fue aprobado por mayoría del 99,93%, con 0 votos en contra y 339.187 abstenciones.

Cuarto.- Modificación de los Estatutos Sociales: artículos 15 (La Junta General), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 25 (Composición del Consejo), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos) e introducción de un nuevo precepto estatutario, como artículo 30, para incluir la regulación del Comité de Auditoría y Control, renumerando los actuales artículos 30 a 41 como nuevos artículos 31 a 42.

1) Se modificaron los artículos 15.3, 18.1, 20.2, 22.1, 22.6, 24.2, 24.3, 25.3, 27.2 y 30 de los Estatutos Sociales.

2) Se acordó proceder a la renumeración de artículos, manteniendo todos ellos su actual redacción, desde el antiguo artículo "30.- Remuneración de los Consejeros" hasta el artículo "41.- Resolución de conflictos", ambos inclusive.

Este acuerdo fue aprobado por mayoría del 99,38%, con 0 votos en contra y 3.188.265 abstenciones.

Quinto.- Aprobación, en su caso, del Reglamento de la Junta General de Accionistas.

Se aprobó el Reglamento de la Junta General de accionistas de INDITEX, S.A.

Este acuerdo fue aprobado por mayoría del 99,38%, con 0 votos en contra y 3.188.265 abstenciones.

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Se autorizó al Consejo de Administración, en los términos reflejados en la contestación al apartado A.9 anterior, para que pueda proceder a la adquisición derivativa de acciones propias bien directamente, bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante.

Dicha autorización dejó sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 19 de julio de 2002.

Este acuerdo fue aprobado por mayoría del 99,45%, con 0 votos en contra y 2.849.247 abstenciones

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

Se delegaron en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, las facultades necesarias para la subsanación, desarrollo y ejecución de cada uno de los acuerdos aprobados en la Junta General.

En concreto, se facultó al Presidente del Consejo de Administración, D. Amancio Ortega Gaona, al Vicepresidente, D. José María Castellano Ríos y al Secretario, D. Antonio Abril Abadín, para que, cualquiera de ellos, solidaria e indistintamente, pudiera realizar los actos procedentes para ejecutar los acuerdos aprobados en la Junta General en orden a la inscripción de los mismos en el Registro Mercantil y en cualesquiera otros Registros, sin necesidad de nuevo acuerdo de la Junta General.

Este acuerdo fue aprobado por mayoría del 99,45%, con 0 votos en contra y 2.849.247 abstenciones

El texto íntegro de los acuerdos se encuentra disponible al público desde el mismo día 18 de julio de 2003 en la web corporativa (www.inditex.com) y a través de la página web de la CNMV.

E.9. Indique, en su caso, el número de acciones que son necesarias para asistir a la Junta General y si al respecto existe alguna restricción estatutaria.

De conformidad con los Estatutos sociales y con el Reglamento de la Junta General, para asistir a la Junta General es preciso que el accionista sea titular, al menos, de 50 acciones, que las tenga inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que mantenga, cuando menos, dicho número de acciones hasta la celebración de la Junta y que se halle al corriente en el pago de los dividendos pasivos.

Los accionistas que posean un número de acciones menor podrán agruparlas, confiriendo su representación a uno de los accionistas agrupados, o hacerse representar en la Junta General por otro accionista que tenga derecho de asistencia, agrupando así sus acciones con las de éste.

Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia nominativa, en la que se indicará el número y la clase de acciones de su titularidad, así como el número de votos que puede emitir. La tarjeta será emitida por la entidad encargada del registro contable a favor de los titulares de acciones que acrediten tenerlas inscritas en dicho registro con al menos la antelación indicada en el primer párrafo de este apartado.

E.10. Indique y justifique las políticas seguidas por la sociedad referente a las delegaciones de voto en la junta general.

El artículo 12 del Reglamento de la Junta General dispone:

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque no sea accionista. La representación se conferirá por escrito y con carácter especial para cada Junta. Dicho requisito no será de aplicación cuando el representante sea el cónyuge, ascendiente o descendiente del representado, ni tampoco cuando aquél ostente poder general conferido en documento público con facultades para administrar todo el patrimonio que tuviere el representado en territorio nacional.

Las representaciones se harán constar en la lista de asistentes. Sin perjuicio de lo anterior, el Presidente de la Junta podrá requerir al representante para que aporte la documentación que acredite la naturaleza de su representación. La Sociedad conservará en sus archivos los documentos en los que consten las representaciones conferidas.

La representación es siempre revocable. La asistencia personal a la Junta del representado tendrá valor de revocación.

E.11. Indique si la compañía tiene conocimiento de la política de los inversores institucionales de participar o no en las decisiones de la sociedad:

SÍ [ ] NO [X]

Describa la política

E.12. Indique la dirección y modo de acceso al contenido de gobierno corporativo en su página web.

La dirección de la página web corporativa de INDITEX es www.inditex.com.

Durante el ejercicio 2003 se ha realizado un importante trabajo de revisión de la página web de INDITEX en lo que se refiere a la información sobre gobierno corporativo y demás información relevante para accionistas e inversores, creando nuevas secciones sobre estas materias, reestructurando la información existente hasta entonces y añadiendo nuevos contenidos.

Con posterioridad al cierre del ejercicio 2003 se ha realizado una nueva revisión de la página web de INDITEX, adaptando su contenido y el plazo temporal de difusión de la información a las exigencias de la Orden Ministerial ECO/3722/2003, de 26 de diciembre, y, sobre todo, a las establecidas por la Circular 1/2004, de la CNMV.

El modo de acceso al contenido de gobierno corporativo es el siguiente: una vez en la página web, se elige el idioma (español o inglés) y, a continuación, se muestra la página de inicio (home page). En dicha página de inicio existen varias solapas, entre ellas la denominada "INFORMACIÓN PARA ACCIONISTAS E INVERSORES". Si se pincha en esa solapa, aparecen las pestañas "RELACIÓN CON INVERSORES" y "GOBIERNO CORPORATIVO", siendo posible, además, descargarse desde esta página diversos documentos de interés para los accionistas e inversores.

Dentro de las dos últimas pestañas citadas se puede acceder, entre otra, a la siguiente información y documentación:

- Normativa: Estatutos sociales, Reglamentos de la Junta General y del Consejo de Administración, Reglamento Interno de Conducta en materias relativas a los Mercados de Valores y Código Ético.

- Estructura accionarial: capital social, número de acciones, participaciones significativas, información sobre autocartera, etc.

- Junta General de accionistas: anuncios de convocatoria, órdenes del día, informes de administradores, textos de los documentos sometidos a aprobación de la Junta, presentaciones realizadas, quórums, acuerdos adoptados, votos emitidos y sentido de los mismos.

- Consejo de Administración: composición del Consejo, de la Comisión Ejecutiva, del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, con detalle de la distinta naturaleza de los consejeros y de los cargos en cada uno de dichos órganos, participaciones accionariales del Consejo de Administración y política retributiva.

- Otra información: cauces de comunicación con la sociedad, agenda del inversor, dividendos, Informe Anual, Informe de Gobierno Corporativo y Memoria de Sostenibilidad correspondientes a los últimos ejercicios, registros CNMV (hechos relevantes y otras comunicaciones) e información financiera (resultados anuales, semestrales y trimestrales, presentaciones y webcasts).

Por otra parte y de conformidad con lo previsto en la Circular 1/2004 de la CNMV, determinados documentos de gobierno corporativo son directamente accesibles desde el mapa de navegación de la web.

Finalmente, cabe señalar que la información incluida en la página web, salvo algún documento concreto, se ofrece en dos idiomas: español e inglés.

F GRADO DE SEGUIMIENTO DE LAS RECOMENDACIONES DE GOBIERNO CORPORATIVO

Indique el grado de cumplimiento de la sociedad respecto de las recomendaciones de gobierno corporativo existentes, o, en su caso, la no asunción de dichas recomendaciones.

En el supuesto de no cumplir con alguna de ellas, explique las recomendaciones, normas, prácticas o criterios, que aplica la sociedad.

En tanto el documento único al que se refiere la ORDEN ECO/3722/2003, de 26 de diciembre, no sea elaborado, deberán tomarse como referencia para completar este apartado las recomendaciones del Informe Olivencia y del Informe Aldama.

Como ha quedado expuesto en el presente informe, a lo largo del ejercicio 2003 se ha aprobado por la Junta General de la sociedad el Reglamento de la Junta General de accionistas, que tiene por finalidad regular el funcionamiento de la Junta en cuanto a su convocatoria, preparación, información, concurrencia, desarrollo y ejercicio de los derechos políticos, e informar a los Sres. accionistas de sus derechos y deberes en relación con la misma

A ello se ha unido la introducción de importantes modificaciones en las siguientes normas de gobierno corporativo de la sociedad:

a) Los Estatutos sociales, destacando, entre ellas, la eliminación de las medidas de blindaje y la regulación del Comité de Auditoría y Control mediante la introducción de un nuevo artículo.

b) El Reglamento del Consejo de Administración, entre las que destacan: aquéllas que tienen por objeto reforzar las funciones del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, mediante el establecimiento de la exigencia de que estén compuestos únicamente por consejeros independientes, la asignación de nuevas atribuciones y la ampliación de las ya existentes; el refuerzo de la figura del consejero independiente mediante la adopción de medidas que garanticen el ejercicio de su función con libertad e independencia, como la posibilidad de mantener reuniones entre ellos con independencia de los demás miembros del Consejo, y la designación de un coordinador elegido de entre los propios consejeros independientes; la introducción de las obligaciones del Consejo de Administración de aprobar el informe anual de gobierno corporativo de forma simultánea a las cuentas anuales de cada ejercicio y de velar por la preparación de la documentación pública anual sobre la base del triple informe financiero, social y medioambiental, siguiendo el modelo de responsabilidad corporativa del Grupo, y con el asesoramiento del Consejo Social; la regulación de la página web corporativa como instrumento de puesta a disposición del público de toda la información sobre gobierno corporativo de la sociedad, detallando su contenido; etc.

c)El Reglamento Interno de Conducta, en el que se redefinen varios conceptos y se introducen diversas medidas para reforzar el control sobre las operaciones que pudieran eventualmente efectuar Personas Afectadas con valores de la Sociedad.

Con estas modificaciones y los cambios por ellas propiciados (entre otros, el cambio en la composición del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones con objeto de que sólo formasen parte de las mismas consejeros externos independientes), la sociedad ha alcanzado un cumplimiento prácticamente pleno de las recomendaciones sobre gobierno corporativo plasmadas tanto en el Informe de la Comisión Olivencia como en el Informe Aldama.

Las únicas recomendaciones no asumidas son: 1) que la Comisión Ejecutiva refleje el mismo equilibrio que mantenga el Consejo de Administración entre las distintas clases de consejeros (aspecto de nula relevancia dado que, por una parte, el número de consejeros independientes en la Comisión Ejecutiva ya es superior al que correspondería de atenerse al capital flotante de la sociedad, y por otra, el escaso número de miembros del Consejo de Administración ha posibilitado que no haya hecho falta reunir la Comisión Ejecutiva en el ejercicio), 2) que existan Reglamentos específicos para el Comité de Auditoría y Control y la Comisión de Nombramientos y Retribuciones (aunque sí existen normas específicas para ambos dentro del Reglamento del propio Consejo de Administración). En consecuencia, estas recomendaciones no se consideran, en el caso particular de INDITEX, relevantes para un óptimo gobierno corporativo.

G OTRAS INFORMACIONES DE INTERÉS

Si considera que existe algún principio o aspecto relevante relativo a las prácticas de gobierno corporativo aplicado por su sociedad, que no ha sido abordado por el presente Informe, a continuación, mencione y explique su contenido.

Dentro de este apartado podrá incluirse cualquier otra información, aclaración o matiz, relacionados con los anteriores apartados del informe, en la medida en que sean relevantes y no reiterativos.

En concreto, indique si la sociedad está sometida a legislación diferente a la española en materia de gobierno corporativo y, en su caso, incluya aquella información que esté obligada a suministrar y sea distinta de la exigida en el presente informe.

El Consejo de Administración de INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) recoge en el presente Informe Anual de Gobierno Corporativo toda la información relevante correspondiente al ejercicio social 2003, iniciado el 1 de febrero de 2003 y finalizado el 31 de enero de 2004, salvo en aquellos casos en los que específicamente se señalen otras fechas de referencia.

En este ejercicio se han producido importantes cambios normativos en las cuestiones relacionadas con el gobierno corporativo de las sociedades cotizadas, como consecuencia de la creciente concienciación sobre la importancia de incorporar niveles cada vez más altos de transparencia para el correcto funcionamiento de los mercados financieros, lo que implica que se transmita al mercado toda la información relevante para los inversores, que la información que se transmita sea correcta y veraz, y que se transmita de forma simétrica y equitativa y en tiempo útil.

En España, la Ley 26/2003, de 17 de julio, por la que se modificó la Ley del Mercado de Valores y el Texto Refundido de la Ley de Sociedades Anónimas, con el fin de reforzar la transparencia de las sociedades anónimas cotizadas (en adelante, "Ley de Transparencia"), desarrolla el conjunto de reflexiones sobre los principios y las prácticas que deben regir el gobierno corporativo de las sociedades cotizadas, contenidas en el Informe de la llamada Comisión Olivencia y, más recientemente, en el Informe de la Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados y en las Sociedades Cotizadas (en adelante, "Informe Aldama"), dando soporte normativo a sus conclusiones y recomendaciones en el ámbito del fomento de la transparencia.

Más recientemente, la Orden Ministerial ECO/3722/2003, de 26 de diciembre, dictada en desarrollo de la Ley anterior, y, sobre todo, la Circular 1/2004, de 17 de marzo, de la Comisión Nacional del Mercado de Valores (en adelante, "CNMV"), sobre el informe anual de gobierno corporativo de las sociedades anónimas cotizadas y otras entidades emisoras de valores admitidos a negociación en mercados secundarios oficiales de valores, y otros instrumentos de información de las sociedades anónimas cotizadas, completan la regulación del contenido y estructura del informe anual de gobierno corporativo, estableciendo un modelo a tal fin, en orden a cumplir con las exigencias de transparencia que derivan de la Ley de Transparencia.

El presente Informe Anual de Gobierno Corporativo es objeto de publicación como hecho relevante y podrá ser consultado a través de la página web corporativa, www.inditex.com.

INDITEX tiene establecidas sus normas de gobierno corporativo en sus Estatutos sociales, en los Reglamentos del Consejo de Administración y de la Junta General, en el Reglamento Interno de Conducta en materias relativas a los Mercados de Valores, en el Código Ético de Conducta del grupo INDITEX y en el Estatuto del Consejo Social, tal y como a continuación se detalla:

Estatutos sociales: Fueron aprobados por la Junta General de accionistas de julio de 2000. La Junta General celebrada en abril de 2001 introdujo una modificación consistente en reducir el número de acciones necesarias para asistir a la misma. Las modificaciones aprobadas por la Junta General celebrada el 18 de julio de 2003 son objeto de análisis detallado a lo largo del presente Informe.

Reglamento del Consejo de Administración: Fue aprobado por el Consejo de Administración en julio de 2000. Tiene por objeto determinar los principios de actuación del Consejo, las reglas básicas de su organización y funcionamiento y las normas de

conducta de sus miembros e incluye, entre otras cuestiones, normas relativas a la designación y cese de consejeros, sus derechos y deberes y las relaciones del Consejo con los accionistas, con los mercados y con los auditores externos, todo ello con el fin de alcanzar el mayor grado de eficiencia posible. El Consejo de Administración, en su reunión de 20 de marzo de 2003, aprobó un nuevo texto refundido del Reglamento del Consejo, con objeto de adaptarlo a las nuevas obligaciones introducidas por la Ley 44/2002, de 22 de noviembre, de Medidas de Reforma del Sistema Financiero (en adelante, "Ley Financiera") y a las recomendaciones contenidas en el Informe Aldama.

Reglamento de la Junta General de accionistas: Fue aprobado por la Junta General celebrada el 18 de julio de 2003. Tiene por finalidad regular el funcionamiento de la Junta en cuanto a su convocatoria, preparación, información, concurrencia, desarrollo y ejercicio de los derechos políticos, e informar a los accionistas de sus derechos y deberes en relación con la misma.

Reglamento Interno de Conducta en materias relativas a los Mercados de Valores (en adelante, "Reglamento Interno de Conducta"): Aprobado por el Consejo de Administración en julio de 2000, contiene las reglas sobre confidencialidad de la información relevante, operaciones de las personas incluidas en su ámbito de aplicación con valores de INDITEX y su grupo de sociedades, política de autocartera y comunicación de hechos relevantes. El Consejo de Administración, en sus reuniones de 20 de marzo y 11 de diciembre de 2003, aprobó sendos textos refundidos del Reglamento Interno de Conducta, con objeto de adaptarlo primero a las nuevas obligaciones introducidas por la Ley Financiera y después a las recomendaciones contenidas en el Informe Aldama, redefiniendo varios conceptos y reforzando el control sobre las operaciones que pudieran eventualmente efectuar Personas Afectadas con valores de la sociedad, entre otras modificaciones.

Código Ético de Conducta del grupo INDITEX: Aprobado por el Consejo de Administración en febrero de 2001, se define como un compromiso ético que incluye principios y estándares claves para el desarrollo adecuado de las relaciones entre INDITEX y sus principales grupos de interés: accionistas, empleados, socios, proveedores, clientes y Sociedad. Comprende un Código Ético Interno y un Código de Conducta de Fabricantes y Talleres Externos para garantizar una adecuada implantación y gestión de los principios contemplados en las Declaraciones de Derechos Humanos y las Convenciones de Naciones Unidas y las de la Organización Internacional del Trabajo, principalmente.

El texto íntegro de todos los documentos anteriores se encuentra disponible en la web corporativa (www.inditex.com).

Estatuto del Consejo Social: El Consejo Social es el órgano asesor de INDITEX en materia de Responsabilidad Social Corporativa. En diciembre de 2002 el Consejo de Administración acordó su constitución y aprobó su Estatuto, que determina los principios de actuación, las reglas básicas de su organización y funcionamiento y las normas de conducta de sus miembros.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.1.

Todas las acciones son de la misma clase y serie, estando representadas por medio de anotaciones en cuenta y suscritas y desembolsadas en su totalidad.

INDITEX cotiza en las Bolsas españolas desde el día 23 de mayo del año 2001 y forma parte del índice selectivo IBEX35 desde julio de 2001. También forma parte del Eurostoxx 600 desde septiembre de 2001, del índice selectivo Morgan Stanley Capital International desde noviembre de 2001, de los Dow Jones Sustainability Indexes desde septiembre de 2002 y del FTSE4Good desde octubre de 2002.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.2.

En la medida en que las acciones de INDITEX están representadas mediante anotaciones en cuenta, no existiendo, por tanto, un registro de accionistas mantenido por la propia sociedad, no se puede conocer con exactitud la estructura de propiedad de la misma.

En cualquier caso, la sociedad directamente no conoce la existencia de titulares de participaciones significativas que no sean consejeros.

No obstante, cabe indicar que a fecha 31 de enero de 2004, según resulta de la información proporcionada por la CNMV en su página web, Chase Nominees Ltd., en su condición de banco custodio/depositario internacional, ostentaba una participación directa del 5,974% del capital de la sociedad.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.3.

La participación de los miembros del Consejo de Administración en el capital de la sociedad que reflejan los cuadros de este apartado no tiene en cuenta las acciones adquiridas por los consejeros como consecuencia del ejercicio de los derechos de opción concedidos en el marco del Plan de Opciones a que se refiere el apartado B.1.10 posterior, las cuales fueron entregadas en febrero de 2004.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.8.

Con fecha 10 de mayo de 2003 se vendieron 164.200 acciones de la sociedad, representativas de un 0,026% del capital social, por importe total de 481.106 euros. Dicha venta se realizó al ejercitar el último beneficiario el derecho de opción del que era titular frente a INDITEX para la adquisición de las acciones en el marco de un Plan de Entrega de Acciones aprobado en 1998 y ratificado por la Junta General de accionistas de INDITEX de 20 de julio de 2000, el cual se describió en el Folleto Informativo Completo de la Oferta Pública de Venta de acciones de INDITEX, verificado y registrado por la CNMV el 27 de abril de 2001.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.

Salvo en las materias reservadas a la competencia de la Junta General, el Consejo de Administración se configura como el máximo órgano de decisión, supervisión y control de la sociedad al tener encomendadas la dirección, administración, gestión y representación de la misma, delegando con carácter general la gestión de los negocios ordinarios de INDITEX a favor de los órganos ejecutivos y del equipo de dirección y concentrando su actividad en la función general de supervisión, que comprende orientar la política de INDITEX, controlar instancias de gestión, evaluar la gestión de los directivos, adoptar las decisiones más relevantes y servir de enlace con los accionistas.

El Consejo desarrolla sus funciones bajo el principio de maximización del valor de la empresa, determinando y revisando sus estrategias empresariales y financieras a la luz de dicho criterio.

El Presidente del Consejo será quien asuma la presidencia de los órganos de administración de INDITEX. Actualmente, D. Amancio Ortega Gaona es Presidente del Consejo y de su Comisión Ejecutiva.

El Vicepresidente o Vicepresidentes sustituirán al Presidente en caso de imposibilidad o ausencia, o cuando él mismo lo determine. El cargo de Vicepresidente del Consejo lo detenta D. José María Castellano Ríos.

El Secretario, que no necesitará ser consejero, auxiliará al Presidente en sus labores, prestará a los consejeros el asesoramiento y la información necesarias y velará por la legalidad formal y sustantiva de las decisiones del Consejo. Podrá nombrarse igualmente un Vicesecretario, que no necesitará ser consejero, para asistir al Secretario o sustituirle en caso de ausencia o imposibilidad para el desarrollo de sus funciones.

El Secretario y Letrado Asesor del Consejo de Administración de INDITEX, D. Antonio Abril Abadín, detenta el cargo de consejero Secretario General y del Consejo. D. Javier Monteoliva Díaz, Director del Departamento Jurídico, ejerce el cargo de Vicesecretario no-miembro del Consejo.

El Consejo se reunirá, de ordinario, trimestralmente y, a iniciativa del Presidente, cuantas veces éste lo estime oportuno para el buen funcionamiento de la sociedad. Deberá reunirse también cuando lo pidan, al menos, una tercera parte de sus miembros.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.3.

D. Juan Carlos Rodríguez Cebrián es, además de consejero, Director General de INDITEX.

Tanto el primer nombramiento como la última reelección de los consejeros D. Amancio Ortega Gaona, D. José María Castellano Ríos, D. Juan Carlos Rodríguez Cebrián, ROSP CORUNNA, S.L., D. Carlos Espinosa de los Monteros Bernaldo de Quirós, D. Francisco Luzón López y D. Juan Manuel Urgoiti López de Ocaña se produjeron con anterioridad a la creación de la Comisión de Nombramientos y Retribuciones.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.5.

El Presidente del Consejo de Administración y de la Comisión Ejecutiva, D. Amancio Ortega Gaona, así como el Vicepresidente y Consejero Delegado, D. José María Castellano Ríos, tienen delegadas todas y cada una de las facultades contenidas en la enumeración que más adelante se inserta, para que sean ejercitadas en la forma y condiciones siguientes: con carácter solidario e indistinto todas ellas, a excepción de ciertas facultades que a) comporten disposición de fondos por encima de una determinada cantidad, en cuyo caso será necesaria la actuación mancomunada o conjunta de los dos citados miembros de la Comisión Ejecutiva o de uno cualquiera de ellos con otra persona que en virtud de cualquier título jurídico tenga también atribuida la facultad de que se trate; o/y b) comporten la enajenación o gravamen de bienes inmuebles de la sociedad, para las que se requerirá previo acuerdo de la Comisión Ejecutiva o, en su caso, del Consejo de Administración.

La exigencia de actuación mancomunada prevista en el párrafo anterior no será de aplicación cuando se trate de operaciones, actos o contratos que, cualquiera que sea su cuantía, se realicen u otorguen entre sociedades integradas en el grupo de empresas INDITEX, entendiéndose por tales aquellas compañías, ya españolas ya extranjeras, en las que INDITEX, S.A. -bien directamente bien indirectamente a través de otras sociedades participadas- sea titular de al menos el 50% de su capital social, en cuyo caso cualquiera de los dos miembros de la Comisión a los que se han delegado facultades podrá actuar solidariamente por sí solo, en nombre y representación de la sociedad, con independencia de la cuantía del acto de que se trate.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.7.

El 30 de abril de 2004 se produjo la admisión a cotización de la sociedad FADESA INMOBILIARIA, S.A., de la que es consejero D. José María Castellano Ríos.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.10.

Entre las modificaciones del Reglamento del Consejo de Administración aprobadas por este órgano en la reunión celebrada el día 10 de junio de 2004, de las que se informará a la próxima Junta General de accionistas de la Sociedad, figura la inclusión, entre las facultades de la Comisión de Nombramientos y Retribuciones, de la de informar al Consejo, con carácter previo a su celebración, sobre los contratos de personal con cláusulas de garantía o blindaje para casos de despido o cambios de control.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.17.

El artículo 27 de los Estatutos de la sociedad establece:

1.- El Consejo se reunirá cuando así lo requiera el interés de la Sociedad. Será convocado por el Presidente o por quien haga sus veces por propia iniciativa o cuando lo pida una tercera parte al menos de sus miembros.

2.- El Consejo se considerará válidamente constituido cuando concurran a la reunión, presentes o representados, la mitad más uno de sus componentes.

Sin perjuicio de lo anterior, el Consejo se entenderá válidamente constituido sin necesidad de convocatoria si, presentes o representados todos sus miembros, aceptasen por unanimidad la celebración de sesión.

El Consejo podrá igualmente tomar acuerdos por escrito sin necesidad de realizar sesión, de acuerdo con lo establecido en la Ley de Sociedades Anónimas. Asimismo, podrán celebrarse reuniones del Consejo mediante multiconferencia telefónica, videoconferencia o cualquier otro sistema análogo, de forma que uno o varios de los consejeros asistan a dicha reunión mediante el indicado sistema. A tal efecto, la convocatoria de la reunión del Consejo de Administración, además de señalar la ubicación donde tendrá lugar la sesión física, a la que deberá concurrir el Secretario del Consejo, deberá mencionar que a la misma se podrá asistir mediante conferencia telefónica, videoconferencia o sistema equivalente, debiendo indicarse y disponerse los medios técnicos precisos a este fin, que en todo caso deberán posibilitar la comunicación directa y simultánea entre todos los asistentes. El Secretario del Consejo de Administración deberá hacer constar en las actas de las reuniones así celebradas, además de los consejeros que asisten físicamente o, en su caso, representados por otro consejero, aquéllos que asistan a la reunión a través del sistema de multiconferencia telefónica, videoconferencia o sistema análogo.

3.- Cualquier Consejero puede conferir por escrito su representación a otro Consejero, con carácter especial para cada reunión, comunicándolo por escrito al Presidente.

4.- Para adoptar acuerdos será preciso el voto favorable de la mayoría absoluta de los Consejeros asistentes a la reunión. En caso de empate decidirá el voto del Presidente. Lo anterior se entiende sin perjuicio de lo dispuesto en (...) el artículo 29.2 de estos Estatutos.

5.- Las discusiones y acuerdos del Consejo se transcribirán en un Libro de Actas, cada una de las cuales será firmada por el Presidente y el Secretario o por quienes les hubiesen sustituido en la reunión a que se refiere el Acta. Las copias y certificaciones de las Actas serán autorizadas y expedidas por el Secretario del Consejo con el visto bueno del Presidente o por quienes les sustituyan.

6.- El Consejo habrá de decidir quien o quienes de sus componentes habrán de ejecutar sus acuerdos y los de la Junta General cuando esta no hubiera expresado a quien corresponde ejecutarlos. A falta de tal designación por el Consejo, la ejecución

corresponderá a su Presidente o a quien en el momento ejerza sus funciones, según certificado del Secretario del Consejo.

7.- El Secretario y, en su caso, el Vicesecretario, aún cuando no sean Consejeros, tendrán la facultad de elevar a instrumento público los acuerdos sociales.

La referencia del artículo 27.4 de los Estatutos al artículo 29.2 constituye el único supuesto, además del previsto por el artículo 3.4 del propio Reglamento del Consejo, de mayoría reforzada para la adopción de decisiones por el Consejo de Administración.

Dicho artículo 29.2 de los Estatutos sociales prevé que para la delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero Delegado, si se hubieren designado, y para la designación de los consejeros que hayan de ocupar tales cargos, será preciso el voto favorable de las dos terceras partes de los componentes del Consejo.

El artículo 3.4 del Reglamento del Consejo de Administración exige el acuerdo adoptado por una mayoría de dos tercios de los consejeros presentes para su modificación.

Por su parte, el artículo 17 del Reglamento del Consejo dispone:

1.- El Consejo de Administración se reunirá, de ordinario, trimestralmente y, a iniciativa del Presidente, cuantas veces éste lo estime oportuno para el buen funcionamiento de la compañía. El Consejo de Administración deberá reunirse también cuando lo pidan, al menos, una tercera parte de sus miembros, en cuyo caso se convocará por el Presidente para reunirse dentro de los quince días siguientes a la petición.

2.- La convocatoria de las sesiones ordinarias se efectuará por carta, fax, telegrama o correo electrónico, y estará autorizada con la firma del Presidente o la del Secretario o Vicesecretario por orden del Presidente. La convocatoria se cursará con una antelación mínima de tres días.

La convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información relevante debidamente resumida y preparada.

3.- El Presidente del Consejo de Administración podrá convocar sesiones extraordinarias del Consejo cuando a su juicio las circunstancias así lo justifiquen, sin que sean de aplicación en tales supuestos el plazo de antelación y los demás requisitos que se indican en el apartado anterior. Asimismo, el Consejo se entenderá válidamente constituido sin necesidad de convocatoria si, presentes o representados todos sus miembros, aceptasen por unanimidad la celebración de sesión.

4.- El Consejo podrá igualmente tomar acuerdos por escrito sin necesidad de realizar sesión, de acuerdo con lo establecido en la Ley de Sociedades Anónimas. Asimismo, podrá celebrarse el Consejo mediante videoconferencia o multiconferencia telefónica, de forma que uno o varios de los consejeros asistan a dicha reunión mediante el indicado sistema. A tal efecto, la convocatoria de la reunión del Consejo de Administración, además de señalar la ubicación donde tendrá lugar la sesión física, en la que deberá concurrir el Secretario del Consejo, deberá mencionar que a la misma se podrá asistir mediante conferencia telefónica, videoconferencia o sistema equivalente, debiendo indicarse y disponerse los medios técnicos precisos a este fin, que en todo caso deberán posibilitar la comunicación directa y simultánea entre todos los asistentes. El Secretario del Consejo de Administración deberá hacer constar en las actas de las reuniones del Consejo así celebradas, además de los consejeros que asisten físicamente y, en su caso, representados por otro consejero, aquéllos que asistan a la reunión a través del sistema de multiconferencia telefónica, videoconferencia o sistema análogo.

5.- El Consejo elaborará un calendario anual de sus sesiones ordinarias.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.18.

Entre las modificaciones de los Estatutos sociales acordadas por la Junta General de accionistas celebrada el 18 de julio de 2003, figura la relativa a la eliminación de la exigencia de que el Presidente del Consejo de Administración tuviera que ser designado de entre los miembros con una antigüedad como consejero superior a tres años, salvo voto favorable de las dos terceras partes del Consejo. Dicha modificación, unida a la relativa a la supresión del requisito de mayoría cualificada para la aprobación de determinados acuerdos, contemplado hasta ese momento en el artículo 22.6, supuso la eliminación de las únicas medidas de blindaje contempladas en los Estatutos Sociales.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.20.

El artículo 24.2 del Reglamento del Consejo de Administración señala que los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión:

a) Cuando alcancen la edad de 68 años. No obstante, los consejeros que ostenten el cargo de Consejero Delegado o Consejero Director General deberán poner su cargo a disposición del Consejo de Administración al alcanzar la edad de 65 años, pudiendo continuar como vocales del Consejo de Administración hasta la edad de 68 años referida anteriormente. Por excepción, las normas anteriores no serán de aplicación para el caso del Presidente fundador de la Sociedad, D. Amancio Ortega Gaona.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.2.2.

COMISIÓN EJECUTIVA

Al amparo del artículo 29 de los Estatutos Sociales, el Consejo de Administración constituyó, en marzo de 1997, una Comisión Ejecutiva que tiene delegadas la totalidad de las facultades del Consejo, salvo aquellas legal o estatutariamente indelegables, y aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

D. José María Castellano Ríos es Vicepresidente de la Comisión Ejecutiva.

COMITÉ DE AUDITORÍA Y CONTROL

El Consejo de Administración de 20 de marzo de 2003 acordó modificar la denominación de la Comisión de Auditoría y Cumplimiento para adaptarla a la nueva nomenclatura dada por la Ley Financiera, pasando a denominarse "Comité de Auditoría y Control".

El nuevo texto refundido del Reglamento del Consejo de Administración, aprobado en su reunión de 20 de marzo de 2003, establece que el Comité de Auditoría y Control debe estar formado exclusivamente por consejeros independientes. A fin de dar cumplimiento a esta previsión, el consejero ejecutivo D. José María Castellano Ríos presentó su renuncia como miembro de este Comité y el citado Consejo de Administración acordó cubrir la vacante designando a la consejera independiente Dña. Irene Miller miembro del Comité de Auditoría y Control.

El texto refundido del Reglamento del Consejo refuerza las atribuciones del Comité de Auditoría y Control e introduce un mecanismo para garantizar la independencia del

Presidente de este órgano, al determinar su sustitución cada cuatro años, pudiendo ser reelegido una vez transcurrido un plazo de un año desde la fecha de cese.

Entre las responsabilidades básicas más significativas de nueva atribución cabe mencionar las siguientes:

a) Informar a la Junta General sobre las cuestiones que en ella planteen los accionistas en materia de su competencia.

b) Supervisar el Departamento de Auditoría Interna de la sociedad y su grupo aprobando el presupuesto del Departamento, el Plan de Auditoría Interna y supervisando sus medios materiales y humanos, internos y externos.

c)Elaborar y elevar al Consejo de Administración para su aprobación un informe anual sobre gobierno corporativo.

d) Elaborar un informe anual sobre sus actividades.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

El nuevo texto refundido del Reglamento del Consejo de Administración establece que la Comisión de Nombramientos y Retribuciones debe estar formada exclusivamente por consejeros independientes. A fin de dar cumplimiento a esta previsión, D. Juan Carlos Rodríguez Cebrián, consejero ejecutivo de la sociedad, presentó su renuncia como miembro de esta Comisión y el Consejo de Administración de 20 de marzo de 2003 acordó cubrir la vacante designando al consejero independiente D. Fred Horst Langhammer miembro de la Comisión de Nombramientos y Retribuciones.

Con el objeto de reforzar las responsabilidades de la Comisión de Nombramientos y Retribuciones, el nuevo texto refundido del Reglamento del Consejo de Administración ha incorporado las siguientes nuevas funciones:

a) Informar anualmente al Consejo sobre la evaluación del desempeño de la alta dirección de la sociedad, y especialmente del Consejero Delegado y su remuneración.

b) Elaborar la información a incluir en la información pública anual sobre la remuneración de los consejeros a la que se refiere el artículo 28.3.

c)Informar en relación con las operaciones con personas vinculadas o que impliquen el uso de activos sociales.

d) Elaborar y mantener actualizado un plan de contingencias para la cobertura de vacantes en puestos claves de INDITEX.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.2.4.

COMISIÓN EJECUTIVA

La Comisión Ejecutiva creada en el seno del Consejo de Administración de la sociedad tiene delegadas la totalidad de las facultades del Consejo, salvo aquellas legal o estatutariamente indelegables, y aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de Administración de los asuntos tratados y de las decisiones adoptadas en sus sesiones, de forma que el Consejo tiene pleno conocimiento de las decisiones de la Comisión Ejecutiva.

COMITÉ DE AUDITORIA Y CONTROL

El Comité de Auditoría y Control es una comisión consultiva, con facultades de información, asesoramiento y propuesta en las materias determinadas por el propio Consejo.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

La Comisión de Nombramientos y Retribuciones es una comisión consultiva, con facultades de información, asesoramiento y propuesta en las materias determinadas por el propio Consejo.

INFORMACIÓN COMPLEMENTARIA AL APARTADO E

La Junta General de accionistas, convocada y constituida con las formalidades legales, estatutarias y las previstas en su propio Reglamento, es el órgano supremo y soberano de expresión de la voluntad social. Sus acuerdos son obligatorios para todos los accionistas, incluso para los ausentes y disidentes, sin perjuicio de las acciones que a éstos pudieran corresponder con arreglo a la Ley.

De conformidad con lo establecido en los Estatutos sociales, la Junta General se halla facultada para adoptar toda clase de acuerdos referentes a la sociedad, estándole reservadas, en particular, las atribuciones siguientes:

a) Resolver sobre las cuentas anuales individuales de la sociedad y, en su caso, consolidadas de la sociedad y su grupo, y sobre la aplicación del resultado.

b) Nombrar y separar a los administradores, así como ratificar o revocar los nombramientos provisionales de tales administradores efectuados por el propio Consejo, y censurar su gestión.

c)Nombrar a los auditores de cuentas.

d) Acordar la emisión de obligaciones, el aumento o reducción de capital, la transformación, fusión, escisión o disolución de la sociedad y, en general, cualquier modificación de los Estatutos Sociales.

e) Autorizar al Consejo de Administración para aumentar el capital social, o proceder a la emisión de obligaciones y otros valores de renta fija.

f) Aprobar el establecimiento de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución.

g) Aprobar el Reglamento de la Junta General de accionistas y sus modificaciones posteriores.

h) Decidir sobre los asuntos que le sean sometidos por acuerdo del Consejo de Administración.

i) Otorgar al Consejo de Administración las facultades que para casos no previstos estime oportunas.

El Consejo de Administración convocará la Junta General Ordinaria para su reunión necesariamente una vez al año, dentro de los seis meses siguientes al cierre de cada

ejercicio económico para, al menos, censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado.

La Junta General Extraordinaria se reunirá cuando lo acuerde el Consejo de Administración o lo solicite un número de socios que represente al menos un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar. En este último caso la Junta deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha en que al efecto se hubiese requerido notarialmente al Consejo; en el orden del día se incluirán necesariamente los asuntos que hubiesen sido objeto de la solicitud.

En los acuerdos de convocatoria de la Junta General, el Consejo de Administración requerirá la presencia de Notario para que levante acta de la Junta General.

Las Juntas Generales, tanto las Ordinarias como las Extraordinarias, habrán de ser convocadas por el Consejo de Administración mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de la provincia en que la sociedad tenga su domicilio, con quince días de antelación, por lo menos, al señalado para su reunión, o el plazo mayor que venga exigido legalmente, en su caso, por razón de los acuerdos sometidos a su deliberación. El anuncio de convocatoria expresará el día, el lugar y la hora de la misma, así como la fecha en que, si procediere, se reunirá la Junta en segunda convocatoria, debiendo mediar al menos un plazo de veinticuatro horas entre una y otra. El anuncio expresará asimismo, de forma clara y precisa, todos los asuntos que hayan de tratarse.

No más tarde de la fecha de publicación, o en todo caso el día hábil inmediatamente siguiente, el anuncio de convocatoria se remitirá por la Sociedad a la CNMV, así como a las Sociedades Rectoras de las Bolsas de Valores en donde cotizan las acciones de la Sociedad para su inserción en los correspondientes Boletines de Cotización. El texto del anuncio será igualmente accesible a través de la página web de la Sociedad.

INFORMACIÓN COMPLEMENTARIA AL APARTADO E.11.

El capital social de INDITEX está representado por medio de anotaciones en cuenta y no existe un registro de accionistas. La compañía desconoce la política de los accionistas institucionales respecto a la participación en las decisiones de la sociedad por tratarse de decisiones no manifestadas de manera pública.

MODIFICACIONES PRODUCIDAS EN EL CONSEJO DE ADMINISTRACIÓN DE 10 DE JUNIO DE 2004

En dicha reunión del Consejo de Administración se adoptaron los siguientes acuerdos que afectan a la información facilitada en el presente Informe Anual de Gobierno Corporativo:

1) El Consejo de Administración aceptó la dimisión presentada por ROSP CORUNNA, S.L., a través de su representante Dña. Rosalía Mera Goyenechea, como vocal del Consejo de Administración de INDITEX, haciendo constar en el acta de la reunión su agradecimiento a Dña. Rosalía Mera Goyenechea por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

2) Se adoptó el acuerdo de aprobar la propuesta de modificación parcial del Texto Refundido del Reglamento del Consejo de Administración, cuyo nuevo texto se remitirá a la CNMV, en cumplimiento de lo dispuesto en el artículo 115.2 de la LMV.

La modificación tiene por finalidad adaptar las normas de régimen interno y de funcionamiento del Consejo de Administración a lo dispuesto en la Ley de Transparencia

y en su normativa de desarrollo, revisar y actualizar el contenido del Reglamento de acuerdo con las tendencias más recientes en materia de buen gobierno societario, armonizar la terminología empleada y subsanar algunas erratas menores detectadas en su redacción.

3) Se acordó igualmente, previo informe del Comité de Auditoría y Control, aprobar la propuesta de modificación de los Estatutos sociales y del Reglamento de la Junta General y someter dichas modificaciones a la aprobación de la Junta General de accionistas de la Sociedad.

Las modificaciones persiguen dos propósitos fundamentales. De una parte, completar la incorporación a los Estatutos sociales y al Reglamento de la Junta General de las normas establecidas por la Ley de Transparencia, ya anticipada en su mayor parte mediante los acuerdos adoptados por la Junta General celebrada el 18 de julio de 2003, así como introducir algunas previsiones adicionales inspiradas en las recomendaciones de gobierno corporativo. De otra, perfeccionar algunos preceptos de ambas normas, bien contemplando la realización de operaciones que pudieran ser de interés social o bien simplemente aclarando determinados articulos a fin de aportar mayor corrección en su redacción o seguridad en la interpretación.

Dentro del primer grupo de reformas relativas a la plena adaptación a la Ley de Transparencia y a la inclusión de recomendaciones de gobierno corporativo, merecen destacarse las siguientes propuestas: (i) la nueva regulación en materia de derecho de información de los accionistas; (ii) la supresión del requisito de titularidad de cincuenta acciones para asistir a la Junta General, y (iii) la regulación de la posibilidad para los accionistas de conferir la representación y emitir el voto por medios postales o electrónicos.

4) Asimismo, al amparo de lo previsto en los Estatutos y en el Reglamento del Consejo de Administración, el Consejo acordó, previo informe de la Comisión de Nombramientos y Retribuciones, ampliar el número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones a cuatro y cinco miembros, respectivamente, designando a D. Carlos Espinosa de los Monteros Bernaldo de Quirós como nuevo miembro del Comité de Auditoría y Control y a Dña. Irene Ruth Miller y D. Juan Manuel Urgoiti López de Ocaña como nuevos miembros de la Comisión de Nombramientos y Retribuciones. Todos ellos son consejeros externos independientes.

La sociedad no está sometida a legislación diferente de la española en materia de gobierno corporativo.

Este informe anual de gobierno corporativo ha sido aprobado por el Consejo de Administración de la sociedad, en su sesión de fecha 10-06-2004.

Indique los Consejeros que hayan votado en contra o se hayan abstenido en relación con la aprobación del presente Informe.

Ninguno de los consejeros ha votado en contra o se ha abstenido en relación con la aprobación del presente Informe.